JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

25th February 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information copies of the following documents issued today in respect of the above Company:-

1. 2003 Preliminary Announcement of Results
2. Preliminary Financial Statements for the year ended 31st December 2003

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

dlw 3/5

Encl

Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

25th February 2004
For immediate release

The following announcement was today issued to the London Stock Exchange.

Jardine Matheson Holdings Limited
2003 Preliminary Announcement of Results

Highlights

- Underlying earnings per share up 25%
- Major contribution from Astra through Jardine Cycle & Carriage
- Strong performance at Dairy Farm
- Hongkong Land portfolio values stabilize

"Our businesses are focused, soundly financed and trading well. Subject to normal market and economic risks, they should again produce a satisfactory performance this year. We are also hopeful that the stabilization in the capital values of the Group's Hong Kong properties in the second half of 2003 will continue into the present year."

Henry Keswick, *Chairman*
25th February 2004

The basis of calculation of underlying earnings is set out on page 24.

The final dividend of US¢25.20 per share will be payable on 12th May 2004, subject to approval at the Annual General Meeting to be held on 6th May 2004, to shareholders on the register of members at the close of business on 12th March 2004 and will be available in cash with a scrip alternative. The ex-dividend date will be on 10th March 2004, and the share registers will be closed from 15th to 19th March 2004, inclusive.

Jardine Matheson Holdings Limited

Preliminary Announcement of Results For The Year Ended 31st December 2003

An encouraging result was achieved in 2003, although the further decline in Hong Kong property values in the first half was disappointing. Underlying profits grew despite the challenges of SARS, the Iraq war and sluggish demand in a number of our markets.

Performance

Underlying profit rose 22% to US$296 million in 2003. Underlying earnings per share increased 25% to US¢80.74, enhanced by the positive effect of share repurchases.

The Board is recommending an increased final dividend of US¢25.20 per share, which together with the interim dividend of US¢7.80 per share, gives a dividend for the full year of US¢33.00 per share, compared with US¢30.00 per share for the prior year.

The Company's financial statements are prepared in conformity with International Financial Reporting Standards ('IFRS'), which require the revaluation of investment properties to be taken through the profit and loss account, rather than directly to reserves. For 2003 the negative impact of non-cash movements in the valuation of Hongkong Land's properties of 12% was primarily responsible for the profit attributable to shareholders of US$66 million falling well short of underlying earnings.

Jardine Pacific suffered from lower earnings in its construction and engineering businesses, partly offset by a good performance from its restaurant operations. Jardine Motors Group benefited from a better result in the United Kingdom. Hongkong Land reported a small profit decline as rents remained under pressure. Dairy Farm had a good year, with significant improvements in its supermarkets and health and beauty stores in Hong Kong and its Southeast Asian operations. Despite an improving performance for Mandarin Oriental in the second half and the benefit of a substantial insurance claim in respect of business interruption caused by SARS the group's trading profit was lower, and its net result was reduced further by additional depreciation charges. Jardine Cycle & Carriage's contribution more than doubled, benefiting from another strong performance from its Indonesian affiliate, Astra, as well as increased shareholdings in both companies. Jardine Lloyd Thompson again achieved increased profits.

There has been a significant increase in the overall contribution from Southeast Asia where Jardine Cycle & Carriage, with its major associate Astra, is now a Group subsidiary. Dairy Farm is also active in developing its regional business. The Southeast Asian region now accounts for a third of the Group's underlying earnings, compared with less than 10% three years ago.

Corporate Developments

Over recent years the Group has pursued a policy of focusing its business interests and concentrating on those sectors, primarily in Asia, where it has a competitive advantage stemming from many years of local knowledge.

The Group's operating cash flows remained strong in 2003 and have been supplemented by selective disposals of businesses. This has supported further capital expenditure intended to produce growth over the longer term. Dairy Farm, Hongkong Land and Mandarin Oriental have been active in building their businesses through both new ventures and acquisitions.

Investment continued in Group companies' shares where favourable opportunities arose. As part of the Group's broader strategy, this policy enables the Group to concentrate resources on its principal businesses as well as improving earnings per share.

Jardine Cycle & Carriage and Astra strengthened their balance sheets through rights issues. Dairy Farm and Cycle & Carriage Bintang, on the other hand, both returned surplus cash to shareholders through special dividends. Advantage was also taken by Group companies of low prevailing interest rates to refinance debt and extend maturities.

Prospects

In conclusion, the Chairman, Henry Keswick said, "Our businesses are focused, soundly financed and trading well. Subject to normal market and economic risks, they should again produce a satisfactory performance this year. We are also hopeful that the stabilization in the capital values of the Group's Hong Kong properties in the second half of 2003 will continue into the present year."

Managing Director's Review

A Year of Progress

The Jardine Matheson Group achieved a good level of growth in 2003 reflecting the quality and mix of our businesses and their geographic spread. The contributions from Hongkong Land, Dairy Farm, Mandarin Oriental and Jardine Cycle & Carriage were also enhanced by increases in the Group's shareholdings.

2003 was not, however, an easy year. The SARS outbreak in Asia was accompanied by the war in Iraq, and Group businesses exposed to the travel, hotel, restaurant and property management sectors had a very difficult second quarter. But as the threats posed by SARS receded, management teams across the Group, particularly in those businesses worst affected, responded with professionalism to the improving commercial environment and much of the lost ground was recovered.

Business Performances

Jardine Pacific's businesses mainly produced lower results as they faced weak markets in Hong Kong. HACTL, however, benefited from the continued strength of manufactured exports from the Pearl River Delta, and the Restaurants operations also performed well. Jardine Schindler had a good year, but the group's other engineering and construction activities experienced a number of poorly performing contracts leading to a disappointing overall result. Jardine Motors Group produced a modest increase in profit as a good contribution from the United Kingdom offset a decline in Hong Kong. This group also benefited from an exceptional gain on the sale of its motor trading activities in Hawaii at the year end.

Hongkong Land's underlying profit declined in the face of a weak Hong Kong office market, although vacancy in its Central portfolio was reduced to 7% by year end. With demand returning office rents have begun to harden, but Hongkong Land's renewal cycle will delay any significant enhancement to earnings. A net revaluation deficit of US$824 million was recorded on its investment portfolio, which was charged to the profit and loss account in accordance with IFRS. The entire decline took place in the first half, with values recovering modestly thereafter. The revised application of the accounting standard on deferred tax has also required Hongkong Land to make a cumulative provision of US$573 million in respect of the group's Hong Kong portfolio, even though no such liability for tax would arise under the current tax regime should there be a property disposal.

Dairy Farm gained momentum in 2003 with increasing profits reflecting strong performances from most of its businesses, although its Hong Kong restaurant joint venture suffered because of a market downturn in the middle of the year.

Mandarin Oriental was severely impacted by the disruption in the international travel market in the first half. Improved performances later in the year and a US$16 million insurance settlement for business interruption were unable to recover fully the lost ground. The result was further reduced by an additional depreciation charge under the revised accounting standards.

There was a good result from Jardine Cycle & Carriage in Southeast Asia with a strong growth in underlying profit. Astra's contribution rose significantly as consumer demand in Indonesia supported an increase in sales in its motor businesses. Improved performances were also achieved in Astra's financing operations and agribusiness.

Jardine Lloyd Thompson achieved further growth in pre-tax profits with higher contributions from both Risk & Insurance and Employee Benefits. The restructuring of its French associate, SIACI, resulted in the receipt of US$52 million, with JLT's shareholding remaining unchanged.

A change to IFRS in 2003 permitting leasehold interests in land to be carried at valuation has enabled the Group to carry its interest in Hongkong Land's investment properties at full value and to end the recent practice of presenting supplementary financial information. The change did not extend to leasehold interests in land occupied on an 'own-use' basis, and consequently such interests of other Group companies, primarily Mandarin Oriental, will be carried at depreciated cost.

Building for the Future

Jardine Cycle & Carriage and Astra

It was an active year for the renamed Jardine Cycle & Carriage. The company strengthened its balance sheet with a US$141 million rights issue, which it used to replace part of the debt incurred in financing its strategic investment in Astra. In addition, it disposed of its under-performing Australian motor businesses.

Astra also raised funds in 2003 with a US$158 million rights issue and US$226 million from the sale of its stake in the Toyota manufacturing operations in Indonesia. These moves restored Astra's balance sheet to financial health and allowed it to resume dividend distributions. Jardine Cycle & Carriage invested US$135 million in supporting Astra's refinancing and in acquiring additional shares through the market, in the process increasing its shareholding from 31% to 37%. Since Jardine Cycle & Carriage acquired its initial 25% interest in 2000, Astra has become the majority contributor to its profitability.

Astra is one of Indonesia's leading conglomerates with a market capitalization of some US$2 billion. The largest independent automotive group in Southeast Asia, it has a significant share of the markets in Indonesia where it handles Toyota, Daihatsu, Isuzu, BMW, Peugeot and Nissan Diesel in the motor vehicle sector and Honda in motorcycles. It also has interests in agribusiness, heavy equipment, mining, financial services and information technology. While there is still work being undertaken to improve the financial position of some of Astra's affiliates, the group is now on a sound financial footing.

Operational Development

Hongkong Land has begun work on a major renovation of The Landmark, its retail complex in the heart of Hong Kong, which will incorporate a new hotel to be managed by Mandarin Oriental. In Beijing, the second phase of its residential development, Central Park, was launched at the year end following strong demand for the first phase. Its joint venture development in Singapore, One Raffles Quay, approaches completion amid signs of stabilization in the office market. In Indonesia the group acquired from Jardine Pacific a 25% interest in the office investment and development company, Jakarta Land.

Dairy Farm's strategy remains focused on the profitable growth of its core areas of operation in Asia. Additional supermarket chains were acquired in Singapore, Malaysia and Indonesia, consolidating Dairy Farm's leading position in these Southeast Asian markets, and a further acquisition was made in Taiwan. The group continued to invest in extensive store expansion programmes across its range of activities in the supermarket, hypermarket, health and beauty and convenience store sectors.

Mandarin Oriental opened its latest luxury hotel in New York in December 2003, and will open its new Washington property in spring 2004. The development of further new hotels remains on schedule with Hong Kong due in 2005, and Tokyo and Boston in 2006. The group has announced that it will manage two new luxury resorts in Thailand and Mexico; it will also manage Mandarin Oriental branded condominiums adjacent to its new hotels in New York and Boston. The benefits of the increasing geographic spread of Mandarin Oriental's portfolio will become more tangible as the group reaches 7,500 rooms under management out of its target of 10,000.

Jardine Lloyd Thompson continues to expand both of its main operating areas of Risk & Insurance and Employee Benefits. During the year further progress was made with the acquisition of teams in property and aviation and the expansion of operations in the United States, most recently with the acquisition of a specialty life, accident and health insurance broking portfolio in December 2003.

Jardine Pacific reshaped its portfolio further with the sale of a number of its smaller interests in 2003, generating a net non-recurring profit of US$20 million. These included a 20% stake in UMF (Singapore), various wines and spirits interests, a 25% stake in Jakarta Land, 4% of Salmat, Pizza Hut South China, Oliver's Super Sandwiches in Hong Kong, a sugar mill in the Philippines and a number of Hong Kong residential units. It also announced its intention of disposing of its Hawaiian restaurant and engineering operations.

Jardine Motors Group continues to strengthen its key franchise base in the United Kingdom with the acquisition of a major BMW dealership group. In Asia, Zung Fu is broadening its revenue base in Hong Kong with its appointment as the exclusive dealer for Hyundai passenger cars. The group's service centres in Southern China have been expanded to ten locations, forming the basis of a dealership network once regulations permit. The group disposed of its motor interests in Hawaii at the year end.

Investing in Group Shares

The Group has continued to purchase and repurchase shares in line with the strategy of allocating resources to increase stakes in Group companies when this can be accomplished on attractive terms. Dairy Farm repurchased some 10.3% of its share capital in March as part of the process of returning value to shareholders and increasing the efficiency of its balance sheet. Jardine Strategic increased to 53% its interest in Jardine Cycle & Carriage, which has itself increased its stake in Astra to 37%; in both cases by way of market purchases and through supporting rights issues. Further shares were also acquired by Jardine Strategic in Hongkong Land and Mandarin Oriental, while Jardine Matheson repurchased its own shares.

Prospects

Despite the difficulties of the last 12 months, coming after several years of disruptions in Asia, we were able to achieve a very creditable result in 2003. It is far too early to predict the outcome for the current year, but our businesses are in good shape as we enter 2004. They are leaders in their fields, well financed and run by capable management teams and they have clear and realizable objectives. As such I am confident that we can continue to do well.

Percy Weatherall
Managing Director
25th February 2004

Operating Review

Jardine Pacific

In a challenging operating environment Jardine Pacific's underlying net profit in 2003 fell by 8% to US$74 million. Shareholders' funds stood at US$391 million by the end of the year, a reduction of 13%, following the payment of US$163 million in dividends to the parent company. The return on average shareholders' funds, excluding non-recurring items, rose 1% to 18%. Net borrowings at the end of the year stood at US$131 million, giving a gearing of 33%.

Continuing weakness in the Hong Kong economy in 2003 prompted several units to take the opportunity to restructure, which included realigning themselves with their customers and reducing their cost base. Outside Hong Kong, Jardine Pacific's profitability improved in a number of markets including China, Malaysia, Thailand and Hawaii.

The following is summary financial information of Jardine Pacific's larger businesses:

	Underlying profit		Shareholders' funds	
	2003	2002	**2003**	2002
	US$m	US$m	**US$m**	US$m
EastPoint	**4**	3	**7**	9
Gammon Skanska	**1**	12	**40**	54
HACTL	**22**	23	**103**	102
Jardine Aviation Services	**4**	7	**12**	12
Jardine Engineering Corporation	**4**	8	**64**	60
Jardine OneSolution	**4**	2	**24**	36
Jardine Property Investment	**4**	5	**118**	126
Jardine Restaurants	**12**	8	**7**	11
Jardine Schindler	**12**	11	**23**	21
Jardine Shipping Services	**6**	6	**10**	11
Pacific Finance	**2**	3	**32**	32
Other Interests	**10**	6	**48**	72
	85	94	**488**	546
Corporate	**(11)**	(13)	**(97)**	(95)
	74	81	**391**	451

HACTL achieved record throughput of just over two million tonnes at Hong Kong's Chek Lap Kok airport. JARDINE AVIATION SERVICES experienced a strong pick-up in flight frequencies after the very difficult conditions experienced in the first half, while JARDINE SHIPPING SERVICES benefited from firmer shipping rates.

GAMMON SKANSKA faced a slow construction market in Hong Kong and a poorly performing project in Singapore further impacted profits, although an improved order book gives grounds for optimism. JARDINE ENGINEERING CORPORATION's results suffered from a poor Hong Kong market, restructuring costs and a loss in its Caterpillar business in Taiwan, offset in part by strong performances from its joint ventures with Trane and Thorn. JARDINE SCHINDLER did well, increasing order intake and expanding its maintenance portfolio across the region, while acquisitions in Korea and Hong Kong have improved future prospects.

Despite a further fall in turnover, earnings in JARDINE ONESOLUTION improved, and new initiatives are expected to lead to further growth in 2004. Profits in JARDINE RESTAURANTS increased by 46% as the business benefited from improvements in margins and the disposal of loss-making ventures.

EASTPOINT maintained earnings despite falling prices in the market. PACIFIC FINANCE's lower returns on capital continued due to thin margins and higher levels of doubtful debt provision. JARDINE PROPERTY INVESTMENT's income reduced as a result of a programme to sell non-strategic residential properties, which should be completed in 2004.

OTHER INTERESTS performed above last year and included dividend income of US$1 million from a 20% stake in BALtrans. Central overheads remained low, while finance costs benefited from low interest rates and debt levels.

Jardine Pacific sold a number of smaller investments during the year including a 20% stake in UMF in Singapore (10% to Jardine Cycle & Carriage), various wines and spirits interests, a 25% interest in Jakarta Land (to Hongkong Land), 4% of Salmat, Pizza Hut South China, Oliver's Super Sandwiches, a sugar mill in the Philippines and a number of Hong Kong residential units. These disposals resulted in a net non-recurring profit of US$20 million. The decision was also taken to dispose of the group's operations in Hawaii, which comprise Pacific Machinery and the Pizza Hut and Taco Bell franchises.

Jardine Motors Group

Jardine Motors Group increased its underlying net profit to US$42 million in 2003, a rise of 11% following improved results in the United Kingdom. The group disposed of its interests in Hawaii at the end of the year realizing an additional non-recurring gain of US$11 million.

In Hong Kong, 2003 was the first full year of the new Mercedes-Benz franchise arrangements, and results in Zung Fu reflected the lower margins. Difficult trading conditions and an increase in first registration tax led to a contraction of the new passenger car market, yet Zung Fu was able to achieve a significant increase in its market share supported by strong order book at the start of the year. In December, the group began the exclusive distribution and service of Hyundai passenger cars in Hong Kong.

In Southern China, the Mercedes-Benz distribution joint venture achieved increased deliveries, but at lower margins, and Zung Fu expanded its service centre network to ten locations. Tunas Ridean, the 34%-held Indonesian associate, also achieved a better result and benefited from a stronger Rupiah.

There was a much improved result in the United Kingdom, helped by reduced restructuring and overhead costs. Lancaster was affected by the costs associated with the mandatory reorganization of the Mercedes-Benz network, but its other dealerships produced good results. Further dealerships, including BMW in North London, have been acquired to strengthen the representation of core franchises. The Polar Motor Group joint venture with Ford also produced an increased contribution. Appleyard Vehicle Contracts, the contract hire joint venture, performed well with improved rental margins and vehicle disposal profits.

In the United States, Beverly Hills made a steady contribution despite margin pressure, while the Hawaiian operations produced an enhanced result prior to their disposal at the year end.

In 2004 Jardine Motors Group will continue to develop its network in Southern China. In the United Kingdom there will be benefits from newly acquired dealerships and further strengthening of the representation of core brands.

Jardine Lloyd Thompson

Jardine Lloyd Thompson's turnover increased by 10% in 2003 to £429 million. Trading profit (turnover less operating expenses, excluding exceptional items and goodwill amortization) increased by 16% to £92 million, and profit before tax, exceptional items and goodwill amortization grew by 11% to £114 million based on UK accounting standards. The overall performance once again reflects strong growth across the business and builds upon the achievements in JLT's core businesses in recent years.

In both of the main operating areas of Risk & Insurance and Employee Benefits, good progress was made over the past year. Organic growth was achieved, and further strategic development with the acquisition of teams in property and aviation and the expansion of operations in the United States, most recently with the acquisition of a specialty life, accident and health insurance broking portfolio in December 2003.

Risk & Insurance produced a satisfactory 12% growth in revenue to £353 million. A solid performance came from Risk Solutions and strong results from JLT's retail businesses in the United Kingdom, Asia, Canada and Australasia. Employee Benefits revenue growth was a modest 2%, rising to £76 million. But underlying growth at constant rates of exchange and excluding the effect of discontinued business was 10%. The business also achieved improved margins through operational efficiencies.

JLT is well positioned to make further progress in 2004 and beyond, although any sustained weakness in the United States dollar will impact its Sterling reported earnings despite a prudent hedging policy. The group will continue with the integration of its new acquisitions and teams and remain alert to any new opportunities to further develop both Risk & Insurance and Employee Benefits.

Hongkong Land

Hongkong Land's underlying profit declined 10% in 2003 to US$174 million as average rents continued to fall in its Hong Kong office portfolio and were only partly offset by a full year's contribution from Chater House. The office market remained fiercely competitive throughout the year with the addition of significant new space, although the last quarter saw some recovery in sentiment. Hongkong Land did well to achieve an improvement in occupancy, which ended the year at 93%, and its retail portfolio remained close to fully let as increasing consumer spending stimulated demand.

Hongkong Land's investment portfolio recorded a net valuation deficit of US$824 million in 2003. The decline took place in the first half after which values stabilized. The revised application of an accounting standard on deferred tax also led to a cumulative provision of US$573 million being made in respect of the group's Hong Kong portfolio, even though no such liability is expected to arise. These factors led to a 15% fall in net asset value per share.

The emphasis on building value in its core Hong Kong portfolio continued with the commencement of a major renovation of the Landmark retail complex, which includes the addition of a luxury hotel. Elsewhere, construction at One Raffles Quay in Singapore is progressing amid signs of stabilization in the office market in the city. In Indonesia, Hongkong Land has purchased a 25% stake in Jakarta Land, a premium office investment and development company in central Jakarta. There was also progress in the residential sector with the start of the construction and pre-sale of Phase II of Central Park in Beijing following the success of Phase I. Encouraging sales were also achieved at two residential developments in Hong Kong.

A recovery in office rental levels in Hong Kong should take place as supply begins to tighten and demand returns, but this will take time to work through to Hongkong Land's earnings.

Dairy Farm

Dairy Farm performed strongly in 2003 with sales from continuing activities, including associates, increasing 13% to US$4.5 billion and underlying profit rising 24% to US$126 million. The efficiency of Dairy Farm's balance sheet was also improved by the repurchase of 10.3% of its share capital through a tender offer and a special dividend of US¢30.00 per share, returning US$576 million in value to shareholders.

Four significant bolt-on acquisitions were made during the year that increased market share and enhanced productivity in Singapore, Malaysia, Taiwan and Indonesia. These bring to ten the number of acquisitions Dairy Farm has made in the past four years as it pursues a strategy of building a leading market presence in Asia.

In North Asia, sales increased by 13% while profits grew by 65%. Dairy Farm's Hong Kong operations performed well despite the difficult economic conditions, but the results of its restaurant associate were impacted by the SARS outbreak in the second quarter. The supermarket operation in Taiwan was able to build upon its acquisition to improve profit. In Southern China, the group's convenience store chain continued to expand, ending the year with 150 outlets, and the 50%-owned health and beauty chain in South Korea added seven stores. The IKEA home furnishings business in Hong Kong and Taiwan achieved improved sales.

Dairy Farm's Southeast Asian operations continued to perform strongly, increasing sales by 24% and profits by 48%. Six Giant hypermarkets were opened, continuing the establishment of the group's main growth format in the region. The group also opened 56 health and beauty stores, producing strong returns from this successful format. Indonesia, however, remained a challenging market where further work is required to achieve an acceptable level of returns.

With strong financials and focused operations, Dairy Farm is well placed for further growth in Asia.

Mandarin Oriental

The outbreak of SARS, hostilities in Iraq and overall economic uncertainty had a detrimental impact on Mandarin Oriental's results. A profit attributable to shareholders of US$3 million was reported for 2003, compared with US$16 million in the prior year. The results benefited from a US$16 million insurance settlement in respect of business interruption caused by SARS, offset by US$8 million of pre-opening expenses and initial operating losses incurred in respect of its new hotels and additional depreciation charge of US$10 million under revised International Financial Reporting Standards.

In Hong Kong, results of both Mandarin Oriental and The Excelsior benefited from the insurance settlement which compensated for the sharp decline in business. Contributions from Macau, Kuala Lumpur, Hawaii and Miami all improved due to higher revenues, but were partially offset by weaker performances in Bangkok, Singapore and Geneva due to lower occupancy. There were good performances from Mandarin Oriental, Hyde Park in London, as it achieved higher average room rates, and Munich where the hotel benefited from higher occupancy. Both contributions were enhanced by the strengthening of the local currencies against the US dollar. In New York, The Mark was adversely affected by weak market conditions.

In an important milestone in its development strategy, Mandarin Oriental's new property in New York opened in December 2003 as one of the city's finest luxury hotels, and a new 400-room hotel will open in Washington D.C. in spring 2004. Further hotels will follow in Hong Kong in 2005, and Tokyo and Boston in 2006. Mandarin Oriental has also announced that it will manage two luxury resorts under development in Thailand and Mexico, and, in a further initiative, the group will manage Mandarin Oriental branded condominiums adjacent to its new hotels in New York and Boston. In a realignment of other interests, it has increased its stake in its Geneva property to 93%.

The current year has started on a firmer footing, and the benefit of Mandarin Oriental's growth strategy will become more tangible as contributions from new hotels in the United States provide a more balanced geographic spread to its portfolio.

Jardine Cycle & Carriage

Jardine Cycle & Carriage made good progress in 2003 as underlying profit grew 48% to US$196 million with a strong contribution from Astra. The group's balance sheet was enhanced by a successful US$141 million rights issue and the exit from the Hyundai operations in Australia. Jardine Cycle & Carriage invested a further US$135 million in Astra shares by supporting its rights issue and through market purchases, increasing its stake to 37%.

The underlying profit contribution from Astra rose 42% to US$144 million in 2003 as good consumer demand in Indonesia supported increased sales in its motor businesses. Improved performances were also achieved in its financing operations and agribusiness. Astra's US$158 million rights issue in January 2003 and the sale of its Toyota manufacturing operations for US$226 million restored its balance sheet, which has enabled it to recommence the distribution of dividends. United Tractors, Astra's remaining major affiliate in default on its debt, has reached agreement with the majority of its creditors for a financial restructuring, following which it will proceed with a rights issue of at least US$75 million.

The profit contribution from Jardine Cycle & Carriage's motor operations in Singapore was flat, while New Zealand produced good growth in the commercial vehicle sector. Earnings in Cycle & Carriage Bintang, Malaysia, declined due to the loss of the Mercedes-Benz distribution, although a special dividend was paid from surplus funds released on the transfer of distribution stocks to DaimlerChrysler. Overall, underlying earnings increased to US$36 million, supported by the write-back of warranty provisions following withdrawal from under-performing operations in Australia.

The underlying profit contribution from property increased by 14% to US$25 million as lower development profits in MCL Land were offset by the release of a provision.

While satisfactory trading performances are expected from Jardine Cycle & Carriage's businesses in 2004, Astra's contribution will reflect the loss of earnings from the Toyota manufacturing operations and the impact of any exchange rate volatility.

Jardine Matheson Holdings Limited
Consolidated Profit and Loss Account
for the year ended 31st December 2003

	2003 US$m	Restated 2002 US$m
Revenue *(note 2)*	**8,452**	7,398
Cost of sales	**(6,496)**	(5,501)
Gross profit	**1,956**	1,897
Other operating income	**122**	162
Selling and distribution costs	**(1,280)**	(1,243)
Administration expenses	**(445)**	(463)
Other operating expenses	**(71)**	(84)
Net profit on disposal of Woolworths in Dairy Farm	**-**	231
Operating profit *(note 3)*	**282**	500
Net financing charges	**(113)**	(117)
Share of results of associates and joint ventures excluding decrease in fair value of investment properties	**390**	274
Decrease in fair value of investment properties	**(315)**	(350)
Share of results of associates and joint ventures *(note 4)*	**75**	(76)
Profit before tax	**244**	307
Tax *(note 5)*	**(63)**	(34)
Profit after tax	**181**	273
Profit attributable to shareholders	**66**	110
Profit attributable to outside interests	**115**	163
	181	273

	US¢	US¢
Earnings per share *(note 6)*		
- basic	**18.04**	29.40
- diluted	**17.58**	28.78
Underlying earnings per share *(note 6)*		
- basic	**80.74**	64.34
- diluted	**79.92**	63.60

Jardine Matheson Holdings Limited
Consolidated Balance Sheet
at 31st December 2003

	2003 US$m	Restated 2002 US$m
Net operating assets		
Goodwill	151	54
Tangible assets	1,521	1,375
Investment properties	359	411
Leasehold land payments	484	467
Associates and joint ventures	2,793	2,752
Other investments	696	509
Deferred tax assets	37	31
Pension assets	79	89
Other non-current assets	16	13
Non-current assets	6,136	5,701
Properties for sale	340	285
Stocks and work in progress	832	894
Debtors and prepayments	603	784
Current tax assets	11	12
Bank balances and other liquid funds	955	1,273
Current assets	2,741	3,248
Creditors and accruals	(1,687)	(1,721)
Borrowings	(362)	(580)
Current tax liabilities	(57)	(52)
Current provisions	(65)	(45)
Current liabilities	(2,171)	(2,398)
Net current assets	570	850
Long-term borrowings	(2,408)	(2,282)
Deferred tax liabilities	(158)	(145)
Pension liabilities	(16)	(13)
Non-current provisions	(12)	(24)
Other non-current liabilities	(27)	(31)
	4,085	4,056
Total equity		
Share capital	151	153
Share premium	2	-
Revenue and other reserves	3,199	3,110
Own shares held	(670)	(670)
Shareholders' funds	2,682	2,593
Outside interests	1,403	1,463

Jardine Matheson Holdings Limited
Consolidated Statement of Changes in Equity
for the year ended 31st December 2003

	2003 **US$m**	Restated 2002 US$m
At 1st January		
- as previously reported	**3,452**	2,787
- changes in accounting policies	**604**	976
- as restated	**4,056**	3,763
Attributable to outside interests	**(1,463)**	(1,078)
	2,593	2,685
Revaluation of properties		
- net revaluation (deficit)/surplus	**(12)**	22
- deferred tax	**(3)**	(3)
Revaluation of other investments		
- fair value gain/(loss)	**171**	(82)
- transfer on change in attributable interests	**-**	5
- transfer to consolidated profit and loss account on disposal	**(4)**	(234)
- deferred tax	**(1)**	-
Net exchange translation differences		
- amount arising in year	**103**	114
- transfer to consolidated profit and loss account	**14**	64
Cash flow hedges		
- fair value gain/(loss)	**9**	(12)
- transfer to consolidated profit and loss account	**6**	6
Net profit/(loss) recognized directly in equity	**283**	(120)
Profit after tax	**181**	273
Total recognized profit	**464**	153
Attributable to outside interests	**(176)**	(119)
	288	34
Dividends *(note 7)*	**(110)**	(100)
Exercise of share options	**9**	2
Scrip issued in lieu of dividends	**22**	21
Repurchase of shares	**(119)**	(21)
Change in attributable interests	**(1)**	1
Increase in own shares held	**-**	(29)
At 31st December	**2,682**	2,593
Total equity	**4,085**	4,056
Attributable to outside interests	**(1,403)**	(1,463)
Shareholders' funds	**2,682**	2,593

Jardine Matheson Holdings Limited
Consolidated Cash Flow Statement
for the year ended 31st December 2003

	2003 US$m	Restated 2002 US$m
Operating activities		
Operating profit	**282**	500
Depreciation and amortization	**172**	179
Other non-cash items	**28**	(264)
Decrease in working capital	**157**	135
Interest received	**16**	18
Interest and other financing charges paid	**(133)**	(126)
Tax paid	**(59)**	(57)
	463	385
Dividends from associates and joint ventures	**214**	209
Cash flows from operating activities	**677**	594
Investing activities		
Purchase of subsidiary undertakings *(note 8(a))*	**(338)**	(343)
Purchase of associates and joint ventures *(note 8(b))*	**(176)**	(68)
Repayment of amounts due to associates and joint ventures	**(78)**	-
Purchase of other investments	**(28)**	(14)
Purchase of tangible assets	**(220)**	(240)
Purchase of investment properties	**-**	(1)
Leasehold land payments	**-**	(1)
Sale of subsidiary undertakings *(note 8(c))*	**100**	384
Sale of associates and joint ventures *(note 8(d))*	**51**	5
Sale of other investments *(note 8(e))*	**55**	174
Sale of tangible assets	**64**	29
Sale of investment properties	**25**	9
Sale of leasehold land	**2**	2
Cash flows from investing activities	**(543)**	(64)
Financing activities		
Issue of shares	**9**	2
Repurchase of shares	**(119)**	(21)
Capital contribution from outside shareholders	**70**	8
Grants received	**4**	29
Drawdown of borrowings	**6,408**	6,488
Repayment of borrowings	**(6,567)**	(6,608)
Dividends paid by the Company	**(69)**	(59)
Dividends paid to outside shareholders	**(173)**	(41)
Cash flows from financing activities	**(437)**	(202)
Effect of exchange rate changes	**(2)**	8
Net (decrease)/increase in cash and cash equivalents	**(305)**	336
Cash and cash equivalents at 1st January	**1,245**	909

Jardine Matheson Holdings Limited
Consolidated Cash Flow Statement
for the year ended 31st December 2003

	2003 US$m	Restated 2002 US$m
Operating activities		
Operating profit	282	500
Depreciation and amortization	172	179
Other non-cash items	28	(264)
Decrease in working capital	157	135
Interest received	16	18
Interest and other financing charges paid	(133)	(126)
Tax paid	(59)	(57)
	463	385
Dividends from associates and joint ventures	214	209
Cash flows from operating activities	677	594
Investing activities		
Purchase of subsidiary undertakings *(note 8(a))*	(338)	(343)
Purchase of associates and joint ventures *(note 8(b))*	(176)	(68)
Repayment of amounts due to associates and joint ventures	(78)	-
Purchase of other investments	(28)	(14)
Purchase of tangible assets	(220)	(240)
Purchase of investment properties	-	(1)
Leasehold land payments	-	(1)
Sale of subsidiary undertakings *(note 8(c))*	100	384
Sale of associates and joint ventures *(note 8(d))*	51	5
Sale of other investments *(note 8(e))*	55	174
Sale of tangible assets	64	29
Sale of investment properties	25	9
Sale of leasehold land	2	2
Cash flows from investing activities	(543)	(64)
Financing activities		
Issue of shares	9	2
Repurchase of shares	(119)	(21)
Capital contribution from outside shareholders	70	8
Grants received	4	29
Drawdown of borrowings	6,408	6,488
Repayment of borrowings	(6,567)	(6,608)
Dividends paid by the Company	(69)	(59)
Dividends paid to outside shareholders	(173)	(41)
Cash flows from financing activities	(437)	(202)
Effect of exchange rate changes	(2)	8
Net (decrease)/increase in cash and cash equivalents	(305)	336
Cash and cash equivalents at 1st January	1,245	909
Cash and cash equivalents at 31st December	940	1,245

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Jardine Matheson Holdings Limited
Analysis of Profit Contribution
for the year ended 31st December 2003

	2003 US$m	Restated 2002 US$m
Group contribution		
Jardine Pacific	**74**	81
Jardine Motors Group	**44**	41
Jardine Lloyd Thompson	**32**	30
Hongkong Land	**62**	64
Dairy Farm	**72**	51
Mandarin Oriental	**6**	11
Jardine Cycle & Carriage	**81**	38
Profit from core businesses	**371**	316
Corporate and other interests	**(75)**	(74)
Underlying profit attributable to shareholders	**296**	242
Adjustment for depreciation, amortization and deferred tax on owner-occupied leasehold interests *(note 6)*	**(5)**	(2)
Decrease in fair value of investment properties	**(247)**	(276)
Other non-recurring items	**22**	146
Profit attributable to shareholders	**66**	110
Further analysis of Jardine Pacific		
EastPoint	**4**	3
Gammon Skanska	**1**	12
HACTL	**22**	23
Jardine Aviation Services	**4**	7
Jardine Engineering Corporation	**4**	8
Jardine OneSolution	**4**	2
Jardine Property Investment	**4**	5
Jardine Restaurants	**12**	8
Jardine Schindler	**12**	11
Jardine Shipping Services	**6**	6
Pacific Finance	**2**	3
Other interests	**10**	6
	85	94
Corporate	**(11)**	(13)
	74	81
Further analysis of Jardine Motors Group		
Hong Kong and Mainland China	**22**	34
United Kingdom	**15**	-
France	**-**	(1)
United States	**6**	5
Corporate and other interests	**(1)**	-
	42	38
Adjustments for amortization of goodwill and dividend from Cycle & Carriage Bintang	**2**	3
	44	41

- more -

Jardine Matheson Holdings Limited
Notes

1. Accounting Policies and Basis of Preparation

The financial information contained in this announcement has been based on the audited results for the year ended 31st December 2003 which have been prepared in conformity with International Financial Reporting Standards ('IFRS'), including International Accounting Standards and Interpretations adopted by the International Accounting Standards Board.

In 2003, the Group implemented IAS 1 (revised 2003) - Presentation of Financial Statements, IAS 2 (revised 2003) - Inventories, IAS 8 (revised 2003) - Accounting Policies, Changes in Accounting Estimates and Errors, IAS 10 (revised 2003) - Events After the Balance Sheet Date, IAS 16 (revised 2003) - Property, Plant and Equipment, IAS 17 (revised 2003) - Leases, IAS 21 (revised 2003) - The Effects of Changes in Foreign Exchange Rates, IAS 24 (revised 2003) - Related Party Disclosures, IAS 27 (revised 2003) - Consolidated and Separate Financial Statements, IAS 28 (revised 2003) - Investments in Associates, IAS 31 (revised 2003) - Interests in Joint Ventures, IAS 32 (revised 2003) - Financial Instruments: Disclosure and Presentation, IAS 33 (revised 2003) - Earnings Per Share, IAS 39 (revised 2003) - Financial Instruments: Recognition and Measurement, and IAS 40 (revised 2003) - Investment Property. These revised standards are applied in advance of their effective dates.

With the exception of IAS 16 (revised) and IAS 40 (revised), there are no changes in accounting policy that affect profit or shareholders' funds resulting from the adoption of the above standards in these financial statements, as the Group was already following the recognition and measurement principles in those other standards.

The Group has also adopted IAS 41 - Agriculture in 2003. The effect on the current year is to increase profit attributable to shareholders by US$4 million. There has been no impact on profit in the previous year.

The Group has changed its accounting policy for depreciating hotel properties in accordance with IAS 16 (revised). This revised standard requires all qualifying expenditure to be capitalized and depreciated over the appropriate period whereas the previous standard permitted additional expenditure to be recognized when it was probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, would flow to the entity. All other subsequent expenditure was expensed in the period in which it was incurred. The revised standard has also clarified the requirement to separate the carrying value of a building into constituent components. These components are then depreciated separately. Where the carrying amount of a component is greater than its estimated recoverable amount, it is written down immediately or derecognized, as appropriate. Applying these changes constitutes a change in accounting policy which has been applied retrospectively. The costs for surface finishes and services ('SFS') have been identified as a separate component within the cost of buildings as their useful economic lives for depreciation purposes are substantially different from the building core and a retrospective adjustment has been made. The comparative figures for 2002 have been restated to reflect the change in policy.

- more -

Jardine Matheson Holdings Limited
Notes

1. Accounting Policies and Basis of Preparation (continued)

The Directors have also reviewed and revised the useful economic lives and residual values of the building core of each property, and the resulting change in depreciation is accounted for prospectively from 1st January 2003. The effect on the current year is to decrease profit attributable to shareholders by US$3 million.

In accordance with IAS 40 (revised), leasehold properties held for long-term rental yields are classified as investment properties and carried at fair value. This is a change in accounting policy as in previous years these properties were carried at depreciated cost. The comparative figures for 2002 have been restated to reflect the change in policy.

The effect of changes in accounting policies on investment properties and depreciation of hotel properties is summarized as follows:

Increase in total equity:

	Effect of adopting IAS 16 (revised) US$m	Effect of adopting IAS 40 (revised) US$m	Con-sequential change to deferred tax US$m	Con-sequential change to goodwill US$m	Total US$m
At 1st January 2003					
Goodwill	-	-	-	50	50
Tangible assets	(36)	-	-	-	(36)
Investment properties	-	142	-	-	142
Leasehold land payments	-	(17)	-	-	(17)
Associates and joint ventures	(7)	719	(303)	136	545
Deferred tax	-	-	(80)	-	(80)
Total equity	**(43)**	**844**	**(383)**	**186**	**604**
At 1st January 2002					
Goodwill	-	-	-	39	39
Tangible assets	(33)	-	-	-	(33)
Investment properties	-	150	-	-	150
Leasehold land payments	-	(18)	-	-	(18)
Associates and joint ventures	(6)	1,145	(360)	130	909
Deferred tax	-	-	(71)	-	(71)
Total equity	(39)	1,277	(431)	169	976

Decrease in profit attributable to shareholders

	2003 US$m	2002 US$m
Depreciation of SFS	**(3)**	(1)
Change in fair value of investment properties	**(231)**	(232)
Amortization of goodwill	**(9)**	(9)
	(243)	(242)

Jardine Matheson Holdings Limited
Notes

1. Accounting Policies and Basis of Preparation (continued)

As the market value of the Group's investment properties which represent a significant portion of the Group's leasehold interests in land is now recognized in the financial statements, comprehensive supplementary financial information described as 'prepared in accordance with IFRS as modified by the revaluation of leasehold properties' is no longer presented in the financial statements. However, the Directors continue to believe that the restriction to carry leasehold properties occupied by businesses at market value is not appropriate. Accordingly, in determining the Group's gearing and net asset value per share, total equity and shareholders' funds have been adjusted to reflect the market value of those leasehold properties.

2. Revenue

	2003 US$m	2002 US$m
By business:		
Jardine Pacific	**1,189**	1,585
Jardine Motors Group	**1,910**	1,975
Dairy Farm	**3,457**	3,354
Mandarin Oriental	**218**	234
Jardine Cycle & Carriage	**1,676**	248
Other activities	**2**	2
	8,452	7,398

3. Operating Profit

	2003 US$m	2002 US$m
By business:		
Jardine Pacific	**59**	4
Jardine Motors Group	**57**	36
Dairy Farm	**124**	77
Mandarin Oriental	**34**	41
Jardine Cycle & Carriage	**31**	7
	305	165
Discontinued operation - Woolworths in Dairy Farm	**-**	17
Net profit on disposal of Woolworths in Dairy Farm	**-**	231
Corporate and other interests	**(23)**	87
	282	500

4. Share of Results of Associates and Joint Ventures

	2003 US$m	2002 US$m
By business:		
Jardine Pacific	**53**	68
Jardine Motors Group	**14**	6
Jardine Lloyd Thompson	**32**	31
Hongkong Land	**83**	71
Dairy Farm	**18**	27
Mandarin Oriental	**(1)**	8
Jardine Cycle & Carriage	**191**	63
	390	274
Decrease in fair value of investment properties		
- Hongkong Land	**(314)**	(346)
- other	**(1)**	(4)
	75	(76)

Results are shown after tax and outside interests, and after amortization of goodwill as required by IAS 1 (revised). This represents a change in accounting policy as previously the Group's share of results of associates and joint ventures was stated before tax and outside interests.

5. Tax

	2003 **US$m**	2002 US$m
Current tax	**64**	46
Deferred tax	**(1)**	(12)
	63	34

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates and includes United Kingdom tax credit of US$2 million *(2002: US$4 million).*

6. Earnings Per Share

Basic earnings per share are calculated on profit attributable to shareholders of US$66 million *(2002: US$110 million)* and on the weighted average number of 367 million *(2002: 375 million)* shares in issue during the year. The weighted average number excludes the Company's share of the shares held by subsidiary undertakings and the shares held by the Trustee under the Senior Executive Share Incentive Schemes.

Diluted earnings per share are calculated on profit attributable to shareholders after adjusting for the effects of the conversion of dilutive potential ordinary shares of subsidiary undertakings, associates or joint ventures, and on the weighted average number of 369 million *(2002: 378 million)* shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the year.

Additional basic and diluted earnings per share are also calculated based on underlying earnings attributable to shareholders of US$296 million *(2002: US$242 million).* A reconciliation of earnings is set out below:

6. Earnings Per Share (continued)

	2003 US$m	2002 US$m
Underlying profit attributable to shareholders	**296**	242
Adjustment for depreciation and amortization*	**(2)**	(2)
Changes in tax rates**	**(3)**	-
	291	240
Decrease in fair value of investment properties		
- Hongkong Land	**(246)**	(266)
- other	**(1)**	(10)
	(247)	(276)
Discontinued operations		
- net profit of Woolworths	**-**	5
- net profit on disposal of Woolworths	**-**	122
- reversal of closure cost provision for Franklins	**-**	3
	-	130
Sale and closure of businesses		
- Pizza Hut South China	**7**	-
- Hawaii motor operations	**11**	-
- French motor operations	**(11)**	(14)
- Australian motor operations	**(4)**	-
- PT Toyota - Astra Motor	**8**	-
- other	**(1)**	3
	10	(11)
Asset impairment		
- Hongkong Land	**2**	(16)
- Edaran Otomobil Nasional	**-**	28
	2	12
Realization of exchange losses	**-**	(27)
Revaluation deficit on properties and provision for onerous leases	**(2)**	(4)
Fair value gain on biological assets	**4**	-
Fair value (loss)/gain on conversion option component of 4.75% Guaranteed Bonds due 2007	**(2)**	18
Sale of investments	**8**	28
Debt buyback in an associate	**2**	-
Profit attributable to shareholders	**66**	110

* Representing difference between depreciation and amortization of owner-occupied leasehold interests calculated on a valuation and on a cost basis.

** In respect of deferred tax on leasehold land payments, representing tax on the surplus arising on the valuation of owner-occupied leasehold interests upon an increase in holdings in subsidiary undertakings.

7. Dividends

	2003 US$m	2002 US$m
Final dividend in respect of 2002 of US¢22.20 *(2001: US¢18.70)* per share	**136**	115
Interim dividend in respect of 2003 of US¢7.80 *(2002: US¢7.80)* per share	**48**	48
	184	163
Less Company's share of dividends paid on the shares held by subsidiary undertakings	**(74)**	(63)
	110	100

A final dividend in respect of 2003 of US¢25.20 *(2002: US¢22.20)* per share amounting to a total of US$152 million *(2002: US$136 million)* is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting. The net amount after deducting the Company's share of the dividends payable on the shares held by subsidiary undertakings of US$62 million *(2002: US$55 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2004.

8. Notes to Consolidated Cash Flow Statement

(a) Purchase of subsidiary undertakings	**2003 US$m**	2002 US$m
Tangible assets	**152**	97
Investment properties	**-**	262
Leasehold land payments	**6**	19
Associates and joint ventures	**-**	293
Deferred tax assets	**-**	4
Other non-current assets	**-**	13
Current assets	**41**	770
Current liabilities	**(70)**	(251)
Long-term borrowings	**-**	(364)
Deferred tax liabilities	**(1)**	(7)
Non-current provisions	**-**	(11)
Other non-current liabilities	**-**	(7)
Outside interests	**(4)**	(185)
Fair value at acquisition	**124**	633
Adjustment for outside interests	**-**	(322)
Share of fair value at acquisition	**124**	311
Goodwill attributable to subsidiary undertakings	**64**	21
Total consideration	**188**	332
Adjustment for deferred consideration, and carrying value of associates and joint ventures and other investments	**(33)**	(185)
Cash and cash equivalents of subsidiary undertakings acquired	**(7)**	(66)
Net cash outflow	**148**	81
Payment of deferred consideration	**2**	2
Purchase of shares in Jardine Strategic	**-**	103
Purchase of shares in Dairy Farm	**181**	135
Purchase of shares in Mandarin Oriental	**7**	22
	338	343

Net cash outflow in 2003 of US$148 million included Jardine Motors Group's acquisition of a BMW dealership in North London of US$27 million, Dairy Farm's acquisition of Shop N Save of US$49 million and stores in Taiwan and Malaysia of US$37 million, and Mandarin Oriental's acquisition of an additional 46.3% interest in its Geneva hotel of US$23 million.

Net cash outflow in 2002 of US$81 million included Jardine Strategic's increased interest in Jardine Cycle & Carriage of US$71 million.

(b) Purchase of associates and joint ventures in 2003 included Jardine Strategic's increased interest in Hongkong Land of US$35 million and Jardine Cycle & Carriage's increased interest in Astra of US$135 million. Purchase of associates and joint ventures in 2002 included investment in Mandarin Oriental, New York of US$47 million, and Jardine Strategic's increased interest in Hongkong Land of US$5 million.

8. Notes to Consolidated Cash Flow Statement (continued)

(c) Sale of subsidiary undertakings

	2003 US$m	2002 US$m
Goodwill	**2**	1
Tangible assets	**41**	148
Other investments	**-**	1
Pension assets	**3**	-
Deferred tax assets	**-**	8
Current assets	**190**	211
Current liabilities	**(115)**	(153)
Long-term borrowings	**(8)**	(64)
Deferred tax liabilities	**-**	(4)
Other non-current liabilities	**-**	(6)
Outside interests	**-**	(1)
Net assets disposed of	**113**	141
Adjustment for investment in associates and joint ventures and other investments	**(20)**	4
Cumulative exchange translation differences	**10**	12
Profit on disposal	**11**	228
Sale proceeds	**114**	385
Adjustment for deferred consideration	**(8)**	-
Cash and cash equivalents of subsidiary undertakings disposed of	**(6)**	(1)
Net cash inflow	**100**	384

Net cash inflow in 2003 of US$100 included Jardine Motors Group's sale of its Hawaii motor operations of US$56 million and dealerships in the United Kingdom of US$25 million.

Net cash inflow in 2002 of US$384 million included Jardine Motors Group's sale of its French motor operations of US$73 million and Dairy Farm's sale of Woolworths, New Zealand of US$276 million.

(d) Sale of associates and joint ventures in 2003 included Jardine Pacific's sale of its interest in UMF Singapore and P.T. Jakarta Land of US$9 million and US$18 million respectively, and a repayment of shareholders' loan from Mandarin Oriental Macau of US$6 million.

(e) Sale of other investments in 2003 included a distribution from Edaran Otomobil Nasional of US$36 million following its asset divestment in 2002. Sale of other investments in 2002 included Jardine Strategic's sale of an investment.

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Preliminary Financial Statements

for the year ended 31st December 2003

JARDINE MATHESON HOLDINGS LIMITED

Note to Editors

The Jardine Matheson Group

With its broad portfolio of market-leading businesses, the Jardine Matheson Group is an Asian-based conglomerate with extensive experience in the region. Its business interests include Jardine Pacific, Jardine Motors Group, Hongkong Land, Dairy Farm, Mandarin Oriental, Jardine Cycle & Carriage and Jardine Lloyd Thompson. These companies are leaders in the fields of engineering and construction, transport services, motor trading, property, retailing, restaurants, hotels and insurance broking.

The Group's strategy is to build its operations into market leaders across Asia Pacific, each with the support of Jardine Matheson's extensive knowledge of the region and its long-standing relationships. Through a balance of cash producing activities and investment in new businesses, the Group aims to produce sustained growth in shareholder value.

Incorporated in Bermuda, Jardine Matheson has its primary share listing in London, with secondary listings in Singapore and Bermuda. Jardine Matheson Limited operates from Hong Kong and provides management services to Group companies, making available senior management and providing financial, legal, human resources and treasury support services throughout the Group.

The final dividend of US¢25.20 per share will be payable on 12th May 2004, subject to approval at the Annual General Meeting to be held on 6th May 2004, to shareholders on the register of members at the close of business on 12th March 2004, and will be available in cash with a scrip alternative. The ex-dividend date will be on 10th March 2004, and the share registers will be closed from 15th to 19th March 2004, inclusive. Shareholders will receive their cash dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 23rd April 2004. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 28th April 2004. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars or the scrip alternative.

- end -

For further information, please contact:

Jardine Matheson Limited
Norman Lyle (852) 2843 8216

Golin/Harris Forrest
Nick Bradbury (852) 2501 7910

Full text of the Preliminary Announcement of Results and the Preliminary Financial Statements for the year ended 31st December 2003 can be accessed through the Internet at 'www.jardines.com'.

Highlights

- **Underlying earnings per share up 25%**
- **Major contribution from Astra through Jardine Cycle & Carriage**
- **Strong performance at Dairy Farm**
- **Hongkong Land portfolio values stabilize**

- **Results**

	2003 US$m	Restated 2002 US$m	Change %
Revenue	**8,452**	7,398	*14*
Profit after tax	**181**	273	*(34)*
Underlying profit attributable to shareholders	**296**	242	*22*
Profit attributable to shareholders	**66**	110	*(40)*
Total equity	**4,085**	4,056	*1*
Adjusted total equity*	**4,330**	4,321	-
Shareholders' funds	**2,682**	2,593	*3*
Adjusted shareholders' funds*	**2,767**	2,679	*3*

	US¢	US¢	%
Underlying earnings per share	**80.74**	64.34	*25*
Earnings per share	**18.04**	29.40	*(39)*
Dividends per share	**33.00**	30.00	*10*

	US$	US$	%
Net asset value per share	**7.47**	7.04	*6*
Adjusted net asset value per share*	**7.71**	7.27	*6*

* The Group's financial statements are prepared under International Financial Reporting Standards ('IFRS') which do not permit leasehold interests in land other than investment properties to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented adjusted total equity, shareholders' funds and net asset value per share figures which reflect adjustments to the respective IFRS balances so as to take into account the market value of all of the Group's leasehold interests.

Consolidated Profit and Loss Account

for the year ended 31st December 2003

	Note	2003 US$m	Restated 2002 US$m
Revenue	1	**8,452**	7,398
Cost of sales		**(6,496)**	(5,501)
Gross profit		**1,956**	1,897
Other operating income		**122**	162
Selling and distribution costs		**(1,280)**	(1,243)
Administration expenses		**(445)**	(463)
Other operating expenses		**(71)**	(84)
Net profit on disposal of Woolworths in Dairy Farm	2	**-**	231
Operating profit	3	**282**	500
Net financing charges	4	**(113)**	(117)
Share of results of associates and joint ventures excluding decrease in fair value of investment properties		**390**	274
Decrease in fair value of investment properties		**(315)**	(350)
Share of results of associates and joint ventures	5	**75**	(76)
Profit before tax		**244**	307
Tax	6	**(63)**	(34)
Profit after tax		**181**	273
Profit attributable to shareholders	29	**66**	110
Profit attributable to outside interests		**115**	163
		181	273
		US¢	US¢
Earnings per share	7		
- basic		**18.04**	29.40
- diluted		**17.58**	28.78

Consolidated Balance Sheet

at 31st December 2003

	Note	2003 US$m	Restated 2002 US$m
Net operating assets			
Goodwill	8	151	54
Tangible assets	9	1,521	1,375
Investment properties	10	359	411
Leasehold land payments	11	484	467
Associates and joint ventures	12	2,793	2,752
Other investments	13	696	509
Deferred tax assets	14	37	31
Pension assets	15	79	89
Other non-current assets	16	16	13
Non-current assets		6,136	5,701
Properties for sale	17	340	285
Stocks and work in progress	18	832	894
Debtors and prepayments	19	603	784
Current tax assets		11	12
Bank balances and other liquid funds	20	955	1,273
Current assets		2,741	3,248
Creditors and accruals	21	(1,687)	(1,721)
Borrowings	22	(362)	(580)
Current tax liabilities		(57)	(52)
Current provisions	23	(65)	(45)
Current liabilities		(2,171)	(2,398)
Net current assets		570	850
Long-term borrowings	22	(2,408)	(2,282)
Deferred tax liabilities	14	(158)	(145)
Pension liabilities	15	(16)	(13)
Non-current provisions	23	(12)	(24)
Other non-current liabilities	24	(27)	(31)
		4,085	4,056
Total equity			
Share capital	26	151	153
Share premium	28	2	-
Revenue and other reserves	29	3,199	3,110
Own shares held	31	(670)	(670)
Shareholders' funds		2,682	2,593
Outside interests	32	1,403	1,463
		4,085	4,056

Percy Weatherall
Norman Lyle
Directors

25th February 2004

Consolidated Statement of Changes in Equity

for the year ended 31st December 2003

	Note	2003 US$m	Restated 2002 US$m
At 1st January			
- as previously reported		3,452	2,787
- changes in accounting policies		604	976
- as restated		4,056	3,763
Attributable to outside interests		(1,463)	(1,078)
		2,593	2,685
Revaluation of properties			
- net revaluation (deficit)/surplus		(12)	22
- deferred tax		(3)	(3)
Revaluation of other investments			
- fair value gain/(loss)		171	(82)
- transfer on change in attributable interests		-	5
- transfer to consolidated profit and loss account on disposal		(4)	(234)
- deferred tax		(1)	-
Net exchange translation differences			
- amount arising in year		103	114
- transfer to consolidated profit and loss account		14	64
Cash flow hedges			
- fair value gain/(loss)		9	(12)
- transfer to consolidated profit and loss account		6	6
Net profit/(loss) recognized directly in equity		283	(120)
Profit after tax		181	273
Total recognized profit		464	153
Attributable to outside interests		(176)	(119)
		288	34
Dividends	30	(110)	(100)
Exercise of share options	27	9	2
Scrip issued in lieu of dividends	30	22	21
Repurchase of shares	26	(119)	(21)
Change in attributable interests	29	(1)	1
Increase in own shares held		-	(29)
At 31st December		2,682	2,593
Total equity		4,085	4,056
Attributable to outside interests		(1,403)	(1,463)
Shareholders' funds		2,682	2,593

Consolidated Cash Flow Statement

for the year ended 31st December 2003

	Note	2003 US$m	Restated 2002 US$m
Operating activities			
Operating profit		282	500
Depreciation and amortization	33(a)	172	179
Other non-cash items	33(b)	28	(264)
Decrease in working capital	33(c)	157	135
Interest received		16	18
Interest and other financing charges paid		(133)	(126)
Tax paid		(59)	(57)
		463	385
Dividends from associates and joint ventures		214	209
Cash flows from operating activities		677	594
Investing activities			
Purchase of subsidiary undertakings	33(d)	(338)	(343)
Purchase of associates and joint ventures	33(e)	(176)	(68)
Repayment of amounts due to associates and joint ventures		(78)	-
Purchase of other investments		(28)	(14)
Purchase of tangible assets		(220)	(240)
Purchase of investment properties		-	(1)
Leasehold land payments		-	(1)
Sale of subsidiary undertakings	33(f)	100	384
Sale of associates and joint ventures	33(g)	51	5
Sale of other investments	33(h)	55	174
Sale of tangible assets		64	29
Sale of investment properties		25	9
Sale of leasehold land		2	2
Cash flows from investing activities		(543)	(64)
Financing activities			
Issue of shares		9	2
Repurchase of shares		(119)	(21)
Capital contribution from outside shareholders		70	8
Grants received		4	29
Drawdown of borrowings		6,408	6,488
Repayment of borrowings		(6,567)	(6,608)
Dividends paid by the Company		(69)	(59)
Dividends paid to outside shareholders		(173)	(41)
Cash flows from financing activities		(437)	(202)
Effect of exchange rate changes		(2)	8
Net (decrease)/increase in cash and cash equivalents		(305)	336
Cash and cash equivalents at 1st January		1,245	909
Cash and cash equivalents at 31st December	33(i)	940	1,245

Principal Accounting Policies

Basis of Preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards ('IFRS'), including International Accounting Standards and Interpretations adopted by the International Accounting Standards Board.

The Group implemented the following revised International Accounting Standards in 2003:

IAS 1 (revised 2003)	Presentation of Financial Statements
IAS 2 (revised 2003)	Inventories
IAS 8 (revised 2003)	Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10 (revised 2003)	Events After the Balance Sheet Date
IAS 16 (revised 2003)	Property, Plant and Equipment
IAS 17 (revised 2003)	Leases
IAS 21 (revised 2003)	The Effects of Changes in Foreign Exchange Rates
IAS 24 (revised 2003)	Related Party Disclosures
IAS 27 (revised 2003)	Consolidated and Separate Financial Statements
IAS 28 (revised 2003)	Investments in Associates
IAS 31 (revised 2003)	Interests in Joint Ventures
IAS 32 (revised 2003)	Financial Instruments: Disclosure and Presentation
IAS 33 (revised 2003)	Earnings Per Share
IAS 39 (revised 2003)	Financial Instruments: Recognition and Measurement
IAS 40 (revised 2003)	Investment Property

The above revised standards are applied in advance of their effective dates.

With the exception of IAS 16 (revised) and IAS 40 (revised), there are no changes in accounting policy that affect profit or shareholders' funds resulting from the adoption of the above standards in these financial statements, as the Group was already following the recognition and measurement principles in those other standards.

The Group has also adopted IAS 41 – Agriculture in 2003. The effect on the current year is to increase profit attributable to shareholders by US$4 million. There has been no impact on profit in the previous year.

The consolidated financial statements are presented in United States Dollars which is the functional currency of the Company.

The Group's reportable segments are set out in note 1 and are described on pages [ ] to [ ].

Basis of Consolidation

(a) The consolidated financial statements include the financial statements of the Company, its subsidiary undertakings and, on the basis set out in (b) below, its associates and joint ventures. Subsidiary undertakings are

companies over which the Company has control. Control is the power to govern the financial and operating policies of the company so as to obtain benefits from its activities. The results of subsidiary undertakings, associates and joint ventures are included or excluded from their effective dates of acquisition or disposal respectively.

All material intercompany transactions, balances and unrealised surpluses and deficits on transactions between Group companies have been eliminated. The cost of and related income arising from shares held in the Company by subsidiary undertakings are eliminated from shareholders' funds and outside interests, and profit respectively.

(b) Associates are companies, not being subsidiary undertakings or joint ventures, over which the Group exercises significant influence. Joint ventures are entities which the Group jointly controls with one or more other venturers. Associates and joint ventures are included on the equity basis of accounting.

(c) Outside interests represent the proportion of the results and net assets of subsidiary undertakings and their associates and joint ventures not attributable to the Group.

(d) The results of companies other than subsidiary undertakings, associates and joint ventures are included only to the extent of dividends received.

Foreign Currencies

Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates.

Assets and liabilities of subsidiary undertakings, associates and joint ventures, together with all other monetary assets and liabilities expressed in foreign currencies, are translated into United States Dollars at the rates of exchange ruling at the year end. Results expressed in foreign currencies are translated into United States Dollars at the average rates of exchange ruling during the year.

Exchange differences arising from the retranslation of the net investment in foreign subsidiary undertakings, associates and joint ventures, and of financial instruments which are designated as and are hedges of such investments, are taken directly to exchange reserves. On the disposal of these investments, such exchange differences are recognized in the consolidated profit and loss account as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated profit and loss account.

Impairment

Tangible fixed assets and goodwill are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

Goodwill

Goodwill represents the difference between the cost of an acquisition and the fair value of the Group's share of the net assets of the acquired subsidiary undertaking, associate or joint venture at the effective date of acquisition. Goodwill on acquisition of a foreign operation after 1st January 2003 is treated as an asset or a liability of the foreign operation. Consequently it is expressed in the functional currency of the foreign operation and is translated into United States Dollars at the rate of exchange ruling at the year end. Goodwill on acquisitions occurring on or after 1st January 1995 is reported in the balance sheet as a separate asset or included within associates and joint ventures, and is amortized using the straight line method over its estimated useful life which is generally between 5 and 20 years. Goodwill on acquisitions which occurred prior to 1st January 1995 was taken directly to reserves. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount.

The profit or loss on disposal of subsidiary undertakings, associates and joint ventures is calculated by reference to the net assets at the date of disposal including the attributable amount of goodwill which remains unamortized but does not include any attributable goodwill previously eliminated against reserves.

Gains or losses arising from dilution of the Group's interest in subsidiary undertakings, associates and joint ventures, in circumstances where the Group took no action to maintain its holding, are recorded as a change in attributable interest in reserves. Such passive dilutions principally arise on the exercise of share options by outside shareholders.

Tangible Fixed Assets and Depreciation

Freehold land and buildings, and the building component of owner-occupied leasehold properties are stated at valuation. Independent valuations are performed every three years on an open market basis and, in the case of the building component of leasehold properties, on the basis of depreciated replacement cost. Depreciated replacement cost is used as open market value cannot be reliably allocated to the building component. In the intervening years the Directors review the carrying values and adjustment is made where there has been a material change. Revaluation surpluses and deficits are dealt with in property revaluation reserves except for movements on individual properties below depreciated cost which are dealt with in the consolidated profit and loss account. Grants related to tangible fixed assets are deducted in arriving at the carrying amount of the assets. Other tangible fixed assets are stated at cost less amounts provided for depreciation.

Depreciation is calculated on the straight line basis at annual rates estimated to write down the cost or valuation of each asset to its residual value over its estimated useful life. The residual values and useful lives are reviewed at each balance sheet date. The principal rates in use are as follows:

Buildings	up to $6^{2}/3\%$
Leasehold improvements	over period of the lease
Plant and machinery	$5 - 33^{1}/3\%$
Furniture, equipment and motor vehicles	$6^{2}/3 - 33^{1}/3\%$

No depreciation is provided on freehold land as it is deemed to have an indefinite life.

The Group has changed its accounting policy for depreciating hotel properties in accordance with IAS 16 (revised). This revised standard requires all qualifying expenditure to be capitalized and depreciated over the appropriate period whereas the previous standard permitted additional expenditure to be recognized when it was probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, would flow to the entity. All other subsequent expenditure was expensed in the period in which it was incurred. The revised standard has also clarified the requirement to separate the carrying value of a building into constituent components. These components are then depreciated separately. Where the carrying amount of a component is greater than its estimated recoverable amount, it is written down immediately or derecognized, as appropriate. Applying these changes constitutes a change in accounting policy which has been applied retrospectively. The costs for surface finishes and services ('SFS') have been identified as a separate component within the cost of buildings as their useful economic lives for depreciation purposes are substantially different from the building core and a retrospective adjustment has been made. The comparative figures for 2002 have been restated to reflect the change in policy *(refer page [ ])*.

The Directors have also reviewed and revised the useful economic lives and residual values of the building core of each property, and the resulting change in depreciation is accounted for prospectively from 1st January 2003. The effect on the current year is to decrease profit attributable to shareholders by US$3 million.

Where the carrying amount of a tangible fixed asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

The profit or loss on disposal of tangible fixed assets is recognized by reference to their carrying amount.

Investment Properties

Investment properties are properties held for long-term rental yields. Investment properties are carried at fair value, representing open market value determined annually by independent qualified valuers. Changes in fair values are recorded in the consolidated profit and loss account. In accordance with IAS 40 (revised), leasehold properties held for long-term rental yields are classified as investment properties and carried at fair value. This is a change in accounting policy as in previous years these properties were carried at depreciated cost. The comparative figures for 2002 have been restated to reflect the change in policy *(refer page [ ])*.

Biological Assets

Biological assets included in plantations owned by an associate are measured at each balance sheet date at their fair values, representing the present value of expected net cash flows from the biological assets in their present location and condition determined annually by independent qualified valuers, less estimated point of sale costs. Point of sale costs include commissions to brokers and dealers, levies by regulatory agencies and commodity exchanges, and transfer taxes and duties. Point of sale costs exclude transport and other costs necessary to get assets to a market.

Investments

(a) Other non-current investments which are available for sale are shown at fair value. Gains and losses arising from changes in the fair value of non-current investments are dealt with in reserves. On the disposal of a non-current investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognized in reserves is included in the consolidated profit and loss account.

(b) Liquid investments which are readily convertible to known amounts of cash are included in bank balances and other liquid funds and are stated at market value. Increases or decreases in market value are dealt with in the consolidated profit and loss account.

(c) All purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell the investment.

Operating Leases

(a) Leasehold land payments are up-front payments to acquire long-term interests in owner-occupied property. These payments are stated at cost and are amortized over the period of the lease.

(b) Payments made under other operating leases are charged to the consolidated profit and loss account on a straight line basis over the period of the lease. When a lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the year in which termination takes place.

Properties for Sale

Properties under development are stated at cost plus an appropriate proportion of profit where sales agreements have been concluded, and after deducting progress payments and provisions for foreseeable losses. Profit is established by reference to the percentage of completion. Completed properties are stated at the lower of cost and net realizable value.

Stocks and Work in Progress

Stocks, which principally comprise goods held for resale, are stated at the lower of cost and net realizable value. Cost is determined by the first-in, first-out method. Contract work in progress is valued at cost plus an appropriate proportion of profit, established by reference to the percentage of completion, and after deducting progress payments and provisions for foreseeable losses.

Debtors

Trade debtors are carried at anticipated realizable value. An estimate is made for doubtful debts based on a review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise deposits with banks and financial institutions, bank and cash balances, and liquid investments, net of bank overdrafts. In the balance sheet, bank overdrafts are included in borrowings in current liabilities.

Provisions

Provisions are recognized when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations, and a reliable estimate of the amount of the obligations can be made.

Borrowings and Borrowing Costs

Borrowings are initially stated at the amount of the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method.

On issue of convertible bonds, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond; this amount is included in long-term borrowings on the amortized cost basis until extinguished on conversion or maturity of the bond. The remainder of the proceeds is allocated to the conversion option which is recognized and included in shareholders' funds or non-current liabilities, as appropriate. Any conversion option component included in non-current liabilities is shown at fair value.

Borrowing costs relating to major development projects are capitalised until the asset is substantially completed. Capitalized borrowing costs are included as part of the cost of the asset. All other borrowing costs are expensed as incurred.

Deferred Tax

Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values.

Provision for deferred tax is made on the revaluation of certain non-current assets and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Provision for withholding tax which could arise on the remittance of retained earnings relating to subsidiary undertakings is only made where there is a current intention to remit such earnings. Deferred tax assets relating to carry forward of unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

Employee Benefits

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held in trustee administered funds.

Pension accounting costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account spreading the regular cost over the service lives of employees in accordance with the advice of qualified actuaries, who carry out a full valuation of major plans every year. The pension obligations are measured as the present value of the estimated future cash outflows by reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Plan assets are measured at fair value. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognized in the consolidated profit and loss account over the average remaining service lives of employees.

The Group's total contributions relating to the defined contribution plans are charged to the consolidated profit and loss account in the year to which they relate.

The Group does not make a charge to staff costs in connection with share options issued by the Company and its subsidiary undertakings under their respective employee share option schemes.

Derivative Financial Instruments

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. The Group designates certain derivatives as either a hedge of the fair value of a recognized asset or liability (fair value hedge), or a hedge of a forecasted transaction or of the foreign currency risk on a firm commitment (cash flow hedge), or a hedge of a net investment in a foreign entity on the date a derivative contract is entered into.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in hedging reserves. Where the forecasted transaction or firm commitment results in the recognition of a non-financial asset or of a non-financial liability, the gains and losses previously deferred in hedging reserves are transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserves are transferred to the consolidated profit and loss account and classified as income or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated profit and loss account.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the consolidated profit and loss account.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserves at that time remains in the hedging reserves and is recognized when the committed or forecasted transaction ultimately is recognized in the consolidated profit and loss account. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserves is immediately transferred to the consolidated profit and loss account.

Hedges of net investments in foreign entities are accounted for on a similar basis to that used for cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in exchange reserves; the gain or loss relating to the ineffective portion is recognized immediately in the consolidated profit and loss account. However, where the hedging instrument is not a derivative, all foreign exchange gains and losses arising on the translation of the instrument that hedges such an investment (including any ineffective portion of the hedge) are recognized in exchange reserves.

Earnings per Share

Basic earnings per share are calculated on profit attributable to shareholders and on the weighted average number of shares in issue during the year. The weighted average number excludes the Company's share of the shares held by subsidiary undertakings and the shares held by the Trustee under the Senior Executive Share Incentive Schemes. For the purpose of calculating diluted earnings per share, profit attributable to shareholders is adjusted for the effects of the conversion of dilutive potential ordinary shares of subsidiary undertakings, associates or joint ventures, and the weighted average number of shares is adjusted for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the year.

Dividends

Dividends proposed or declared after the balance sheet date are not recognized as a liability at the balance sheet date.

Scrip dividends are accounted for as a bonus issue. The nominal amount of the ordinary shares issued as a result of election for scrip is capitalized out of the share premium account or other reserves, as appropriate.

Revenue

Revenue consists of the gross inflow, excluding sales taxes, of economic benefits associated with a transaction. Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have been transferred to customers, and revenue from the rendering of services is recognized when services are performed, provided that the amount can be measured reliably.

Pre-operating Costs

Pre-operating costs are expensed as they are incurred.

Effect of Changes in Accounting Policies

The effect of changes in accounting policies on investment properties and depreciation of hotel properties is summarized as follows:

Increase in total equity

	Effect of adopting IAS 16 (revised) US$m	Effect of adopting IAS 40 (revised) US$m	Con-sequential change to deferred tax US$m	Con-sequential change to goodwill US$m	Total US$m
At 1st January 2003					
Goodwill	–	–	–	50	50
Tangible assets	(36)	–	–	–	(36)
Investment properties	–	142	–	–	142
Leasehold land payments	–	(17)	–	–	(17)
Associates and joint ventures	(7)	719	(303)	136	545
Deferred tax	–	–	(80)	–	(80)
Total equity	**(43)**	**844**	**(383)**	**186**	**604**
At 1st January 2002					
Goodwill	–	–	–	39	39
Tangible assets	(33)	–	–	–	(33)
Investment properties	–	150	–	–	150
Leasehold land payments	–	(18)	–	–	(18)
Associates and joint ventures	(6)	1,145	(360)	130	909
Deferred tax	–	–	(71)	–	(71)
Total equity	(39)	1,277	(431)	169	976

Decrease in profit attributable to shareholders

	2003 US$m	2002 US$m
Depreciation of SFS	**(3)**	(1)
Change in fair value of investment properties	**(231)**	(232)
Amortization of goodwill	**(9)**	(9)
	(243)	(242)

Notes to the Financial Statements

1 Revenue

	2003 US$m	2002 US$m
By business:		
Jardine Pacific	**1,189**	1,585
Jardine Motors Group	**1,910**	1,975
Dairy Farm	**3,457**	3,354
Mandarin Oriental	**218**	234
Jardine Cycle & Carriage	**1,676**	248
Other activities	**2**	2
	8,452	7,398
By geographical location of customers:		
Australasia	**474**	429
Continental Europe	**12**	60
Hong Kong and Mainland China	**2,929**	2,949
North America	**628**	596
Northeast Asia	**495**	494
Southeast Asia	**2,632**	1,460
United Kingdom	**1,282**	1,410
	8,452	7,398

Jardine Matheson is grouped into seven core companies as described on page [ ] and accordingly its primary segment reporting format is business segments with secondary segment information reported geographically.

Jardine Pacific includes a number of business segments. Each business segment contributes less than 10% of the Group's revenue, segment results or assets.

Northeast Asia includes Japan and Taiwan. Southeast Asia includes all other countries in Asia.

Revenue consists primarily of the sale of goods.

2 Net Profit on Disposal of Woolworths in Dairy Farm

In June 2002, Dairy Farm disposed of Woolworths, its New Zealand supermarket business, for US$285 million. The profit attributable to the Group, after tax and outside interests, amounted to US$122 million.

The results and net cash flows of this discontinued operation in 2002 are summarized below:

	2002 US$m
Revenue	367
Cost of sales	(271)
Gross profit	96
Net operating expenses	(79)
Operating profit	17
Net financing charges	(2)
Profit before tax	15
Tax	(4)
Profit after tax	11
Cash flows from operating activities	7
Cash flows from investing activities	(7)
Net cash flows	-

3 Operating Profit

	2003 US$m	2002 US$m
By business:		
Jardine Pacific	59	4
Jardine Motors Group	57	36
Dairy Farm	124	77
Mandarin Oriental	34	41
Jardine Cycle & Carriage	31	7
	305	165
Discontinued operation - Woolworths in Dairy Farm	-	17
Net profit on disposal of Woolworths in Dairy Farm	-	231
Corporate and other interests	(23)	87
	282	500

	2003 US$m	2002 US$m
The following items have been charged/(credited) in arriving at operating profit:		
Amortization of goodwill on acquisition of subsidiary undertakings	10	5
Depreciation of tangible assets	159	162
Impairment of tangible assets	3	5
Amortization of leasehold land payments	3	3
Impairment of leasehold land payments	-	1
Reversal of impairment of other investments	-	(36)
Operating expenses arising from investment properties	8	3
Directors' remuneration *(refer Directors' emoluments on page [ ])*	8	8
Staff costs		
- salaries and benefits in kind	806	819
- defined benefit pension plans *(refer note 15)*	40	27
- defined contribution pension plans	21	12
	867	858
Operating leases		
- minimum lease payments	324	344
- contingent rents	4	3
- subleases	(11)	(9)
	317	338
Income from other investments	(29)	(26)
Rental income		
- investment properties	(21)	(7)
- other	(12)	(10)
	(33)	(17)
Fair value loss/(gain) on conversion option component of 4.75% Guaranteed Bonds *(refer note 24)*	2	(18)

4 Net Financing Charges

	2003 US$m	2002 US$m
Interest expense		
- bank loans and advances	(64)	(63)
- bonds and other loans	(65)	(64)
	(129)	(127)
Interest income	16	19
Fair value gain/(loss) on cash flow hedges	1	(6)
Commitment and other fees	(1)	(3)
	(113)	(117)

5 Share of Results of Associates and Joint Ventures

	2003 US$m	2002 US$m
By business:		
Jardine Pacific	53	68
Jardine Motors Group	14	6
Jardine Lloyd Thompson	32	31
Hongkong Land	83	71
Dairy Farm	18	27
Mandarin Oriental	(1)	8
Jardine Cycle & Carriage	191	63
	390	274
Decrease in fair value of investment properties		
- Hongkong Land	(314)	(346)
- other	(1)	(4)
	75	(76)

Results are shown after tax and outside interests, and after amortization of goodwill as required by IAS 1 (revised). This represents a change in accounting policy as previously the Group's share of results of associates and joint ventures was stated before tax and outside interests *(refer note 12)*.

6 Tax

	2003 US$m	2002 US$m
Current tax		
- charge for the year	72	47
- over provision in prior years	(8)	(1)
Deferred tax	(1)	(12)
	63	34
By geographical area:		
Australasia	4	3
Continental Europe	1	-
Hong Kong and Mainland China	8	7
North America	20	10
Northeast Asia	5	3
Southeast Asia	27	15
United Kingdom	(2)	(4)
	63	34
Reconciliation between tax expense and tax at the applicable tax rate:		
Tax at applicable tax rate	68	27
Income not subject to tax	(25)	(14)
Expenses not deductible for tax purposes	32	29
Tax losses not recognized	15	30
Temporary differences not recognized	5	2
Utilization of previously unrecognized tax losses	(14)	(24)
Utilization of previously unrecognized temporary differences	(5)	(3)
Deferred tax assets written off	-	1
Deferred tax liabilities written back	(3)	-
Recognition of previously unrecognized tax losses	(11)	(8)
Recognition of previously unrecognized temporary differences	(3)	(1)
Over provision in prior years	(8)	(1)
Withholding tax	4	3
Changes in tax rates	6	(1)
Other	2	(6)
	63	34

The applicable tax rate represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

7 Earnings Per Share

Basic earnings per share are calculated on profit attributable to shareholders of US$66 million *(2002: US$110 million)* and on the weighted average number of 367 million *(2002: 375 million)* shares in issue during the year.

Diluted earnings per share are calculated on the weighted average number of 369 million *(2002: 378 million)* shares in issue during the year. The number of shares for basic and diluted earnings per share is reconciled as follows:

	Ordinary shares in millions 2003	2002
Weighted average number of shares in issue	**367**	375
Adjustment for shares deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes	**2**	3
Weighted average number of shares for diluted earnings per share	**369**	378

Additional basic and diluted earnings per share are also calculated based on underlying earnings. A reconcilation of earnings is set out below:

	2003			2002		
	US$m	**Basic earnings per share US¢**	**Diluted earnings per share US¢**	US$m	Basic earnings per share US¢	Diluted earnings per share US¢
Underlying profit (with all leasehold interests carried at valuation)	**296**	**80.74**	**79.92**	242	64.34	63.60
Adjustment for depreciation and amortization*	**(2)**			(2)		
Changes in tax rates**	**(3)**			-		
	291			240		
Decrease in fair value of investment properties	**(247)**			(276)		
Discontinued operations	**-**			130		
Other adjustments	**22**			16		
	(225)			(130)		
Profit attributable to shareholders	**66**	**18.04**	**17.58**	110	29.40	28.78
Profit attributable to shareholders as previously reported				352	93.74	93.10
Changes in accounting policies *(refer page [ ])*				(242)		
Profit attributable to shareholders as restated				110	29.40	28.78

* *Representing difference between depreciation and amortization of owner-occupied leasehold interests calculated on a valuation and on a cost basis.*

** In respect of deferred tax on leasehold land payments, representing tax on the surplus arising on the valuation of owner-occupied leasehold interests upon an increase in holdings in subsidiary undertakings.

7 Earnings Per Share *(continued)*

A fuller analysis of the adjustments made to the profit attributable to shareholders in arriving at the underlying profit is set out below:

	2003 US$m	2002 US$m
Decrease in fair value of investment properties		
- Hongkong Land	(246)	(266)
- other	(1)	(10)
	(247)	(276)
Discontinued operations		
- net profit of Woolworths	-	5
- net profit on disposal of Woolworths	-	122
- reversal of closure cost provision for Franklins	-	3
	-	130
Sale and closure of businesses		
- Pizza Hut South China	7	-
- Hawaii motor operations	11	-
- French motor operations	(11)	(14)
- Australian motor operations	(4)	-
- PT Toyota-Astra Motor	8	-
- other	(1)	3
	10	(11)
Asset impairment		
- Hongkong Land	2	(16)
- Edaran Otomobil Nasional	-	28
	2	12
Realization of exchange losses*	-	(27)
Revaluation deficit on properties and provision for onerous leases	(2)	(4)
Fair value gain on biological assets	4	-
Fair value (loss)/gain on conversion option component of 4.75% Guaranteed Bonds due 2007	(2)	18
Sale of investments	8	28
Debt buyback in an associate	2	-
	(225)	(130)

* Arising on repatriation of capital from foreign subsidiary undertakings, associates and joint ventures.

8 Goodwill

	Positive goodwill US$m	Negative goodwill US$m	Net US$m
2003			
Net book value at 1st January			
- as previously reported	199	(195)	4
- changes in accounting policies	10	40	50
- as restated	209	(155)	54
Exchange differences	2	-	2
Fair value adjustments*	(9)	-	(9)
Additions	129	(13)	116
Disposals	(2)	-	(2)
Amortization	(20)	10	(10)
Net book value at 31st December	**309**	**(158)**	**151**
Cost	420	(196)	224
Amortization and impairment	(111)	38	(73)
	309	**(158)**	**151**
2002			
Net book value at 1st January			
- as previously reported	159	(146)	13
- changes in accounting policies	7	32	39
- as restated	166	(114)	52
Exchange differences	2	-	2
Additions	60	(54)	6
Disposals	(3)	2	(1)
Amortization	(16)	11	(5)
Net book value at 31st December	209	(155)	54
Cost	301	(188)	113
Amortization and impairment	(92)	33	(59)
	209	(155)	54

* In respect of acquisition of Jardine Cycle & Carriage in 2002, principally due to adjustments to the value of properties and biological assets in an associate.

Additions in 2002 included reclassification of negative goodwill relating to Jardine Cycle & Carriage of US$13 million from associates and joint ventures.

Amortization of goodwill is included in other operating expenses.

9 Tangible Assets

	Freehold properties US$m	Leasehold properties US$m	Leasehold improve-ments US$m	Plant & machinery US$m	Furniture, equipment & motor vehicles US$m	Total US$m
2003						
Net book value at 1st January						
- as previously reported	552	373	191	143	152	1,411
- change in accounting policy	(1)	(35)	-	-	-	(36)
- as restated	551	338	191	143	152	1,375
Exchange differences	49	4	2	3	3	61
Fair value adjustments*	1	4	-	-	-	5
New subsidiary undertakings	37	84	8	16	7	152
Additions	75	2	40	35	57	209
Disposals	(71)	-	(12)	(8)	(14)	(105)
Depreciation charge	(5)	(10)	(56)	(39)	(49)	(159)
Impairment charge	(3)	-	-	-	-	(3)
Net revaluation deficit	(13)	3	-	-	-	(10)
Transfer to investment properties	-	(4)	-	-	-	(4)
Net book value at 31st December	**621**	**421**	**173**	**150**	**156**	**1,521**
Cost or valuation	625	462	501	399	512	2,499
Depreciation and impairment	(4)	(41)	(328)	(249)	(356)	(978)
	621	**421**	**173**	**150**	**156**	**1,521**
2002						
Net book value at 1st January						
- as previously reported	488	325	222	182	175	1,392
- change in accounting policy	(1)	(32)	-	-	-	(33)
- as restated	487	293	222	182	175	1,359
Exchange differences	35	5	5	10	4	59
New subsidiary undertakings	39	38	1	10	9	97
Additions	79	-	51	43	50	223
Disposals	(72)	(9)	(32)	(62)	(25)	(200)
Depreciation charge	(3)	(6)	(54)	(40)	(59)	(162)
Impairment charge	(1)	-	(2)	-	(2)	(5)
Net revaluation surplus/(deficit)	(13)	17	-	-	-	4
Net book value at 31st December	551	338	191	143	152	1,375
Cost or valuation	555	373	500	392	499	2,319
Depreciation and impairment	(4)	(35)	(309)	(249)	(347)	(944)
	551	338	191	143	152	1,375

* In respect of acquisition of Jardine Cycle & Carriage in 2002 *(refer note 8)*.

9 Tangible Assets *(continued)*

The Group's freehold properties and the building component of leasehold properties were revalued at 31st December 2002 by independent professionally qualified valuers. The Directors have reviewed the carrying value at 31st December 2003 and, as a result, deficits on individual properties below depreciated cost of US$1 million *(2002: US$4 million)* and impairment losses of US$3 million *(2002: US$1 million)* have been charged to the consolidated profit and loss account. A net deficit of US$9 million *(2002: net surplus of US$8 million)* has been taken directly to property revaluation reserves. The amounts attributable to the Group, after tax and outside interests, are US$1 million, US$3 million and US$10 million respectively.

Freehold properties include a hotel property under development of US$103 million *(2002: US$32 million),* which is stated net of a grant of US$33 million *(2002: US$29 million).*

Certain of the land and buildings are pledged as security for borrowings *(refer note 22).*

If the freehold properties and the building component of leasehold properties had been included in the financial statements at cost less depreciation, the carrying value would have been US$962 million *(2002: US$814 million).*

10 Investment Properties

	Freehold properties US$m	Leasehold properties US$m	Total US$m
2003			
Net book value at 1st January			
- as previously reported	127	142	269
- change in accounting policy	-	142	142
- as restated	127	284	411
Exchange differences	-	3	3
Disposals	(6)	(30)	(36)
Net revaluation deficit	(6)	(19)	(25)
Transfer from tangible assets and leasehold land payments	-	6	6
Net book value at 31st December	**115**	**244**	**359**
2002			
Net book value at 1st January			
- as previously reported	4	9	13
- change in accounting policy	-	150	150
- as restated	4	159	163
Exchange differences	-	3	3
New subsidiary undertakings	133	129	262
Disposals	(10)	-	(10)
Net revaluation deficit	-	(7)	(7)
Net book value at 31st December	127	284	411

11 Leasehold Land Payments

	2003 US$m	2002 US$m
Net book value at 1st January		
- as previously reported	484	440
- change in accounting policy	(17)	(18)
- as restated	467	422
Exchange differences	2	3
Fair value adjustments*	(1)	-
New subsidiary undertakings	6	19
Additions	15	31
Disposals	-	(4)
Amortization	(3)	(3)
Impairment charge	-	(1)
Transfer to investment properties	(2)	-
Net book value at 31st December	484	467

* In respect of acquisition of Jardine Cycle & Carriage in 2002 *(refer note 8)*.

12 Associates and Joint Ventures

	2003 US$m	2002 US$m
Listed associates		
- Astra	489	181
- Hongkong Land	1,499	1,743
- Jardine Lloyd Thompson	116	93
- The Oriental Hotel (Thailand)	54	50
- other	45	53
	2,203	2,120
Unlisted associates	246	260
	2,449	2,380
Joint ventures	379	420
Share of attributable net assets	2,828	2,800
Goodwill on acquisition		
- positive	35	11
- negative	(110)	(115)
	(75)	(104)
Amounts due from associates and joint ventures	41	60
Amounts due to associates and joint ventures	(1)	(4)
	2,793	2,752
Market value of listed associates	3,170	2,312

The Group's share of assets and liabilities and results of associates and joint ventures are summarized below:

	2003 US$m	2002 US$m
Non-current assets	4,544	3,659
Current assets	3,496	3,373
Current liabilities	(2,623)	(2,713)
Non-current liabilities	(2,477)	(1,367)
Share of total equity	2,940	2,952
Attributable to outside interests	(112)	(152)
Share of attributable net assets	2,828	2,800
Revenue	4,248	3,991
Profit/(loss) after tax and outside interests	71	(78)
Capital commitments	59	150
Contingent liabilities	113	101

12 Associates and Joint Ventures *(continued)*

	2003 US$m	2002 US$m
Movements of share of attributable net assets for the year:		
At 1st January		
- as previously reported	**2,391**	2,224
- changes in accounting policies	**409**	779
- as restated	**2,800**	3,003
Net exchange translation differences	**60**	57
Exchange differences realised on disposal of businesses	**(1)**	4
Fair value adjustments*	**15**	-
Share of results after tax and outside interests, and before amortization of goodwill	**71**	(78)
Dividends received	**(214)**	(214)
Share of property revaluation	**(2)**	12
Share of deferred tax on property revaluation	**-**	(1)
Share of fair value gain/(loss) on financial instruments	**9**	(3)
Share of fair value gain/(loss) transferred to consolidated profit and loss account	**1**	(31)
Reclassification as subsidiairy undertakings	**(31)**	(162)
New subsidiary undertakings	**-**	195
Change in holding	**160**	23
Disposals	**(38)**	(6)
Other	**(2)**	1
At 31st December	**2,828**	2,800
Movements of goodwill on acquisition for the year:		
Net book value at 1st January		
- as previously reported	**(240)**	(235)
- changes in accounting policies	**136**	130
- as restated	**(104)**	(105)
Additions	**25**	(14)
Reclassification of Jardine Cycle & Carriage	**-**	13
Amortization	**4**	2
Net book value at 31st December	**(75)**	(104)

* In respect of acquisition of Jardine Cycle & Carriage in 2002 *(refer note 8)*.

Mandarin Oriental Geneva and Jardine Cycle & Carriage became subsidiary undertakings during 2003 and 2002 respectively. Accordingly, the Group's share of attributable net assets and unamortized goodwill at the date on which the Group obtained control were reclassified and included in the separate assets and liabilities of the Group.

Amounts due from associates and joint ventures at 31st December 2003 included a loan to Mandarin Oriental, New York of US$30 million *(2002: US$30 million)*.

13 Other Investments

The Group's other investments are available-for-sale financial assets and are shown at fair value.

	2003 US$m	2002 US$m
Listed investments		
- Edaran Otomobil Nasional	**91**	101
- J.P. Morgan Chase	**320**	209
- The Bank of N.T. Butterfield	**62**	38
- other	**81**	48
	554	396
Unlisted investments	**142**	113
	696	509
Movements for the year:		
At 1st January	**509**	868
Exchange differences	**3**	31
Additions	**49**	19
Disposals	**(19)**	(311)
Capital repayment	**(17)**	(36)
Transfer on change in attributable interests	**-**	(16)
Impairment write-back	**-**	36
Net revaluation surplus/(deficit)	**171**	(82)
At 31st December	**696**	509

Shares of common stock of J.P. Morgan Chase have been set aside under a trust deed to cover the Group's obligations to deliver the shares on exercise of the exchange rights in relation to the 4.75% Guaranteed Bonds due 2007 *(refer note 22)*.

14 Deferred Tax Assets/(Liabilities)

	Accelerated tax depreciation US$m	Asset revaluation US$m	Losses US$m	Provisions and other temporary differences US$m	Total US$m
2003					
At 1st January					
- as previously reported	(17)	(26)	15	(6)	(34)
- change in accounting policies	4	(84)	-	-	(80)
- as restated	(13)	(110)	15	(6)	(114)
Exchange differences	(1)	-	-	-	(1)
Fair value adjustment*	1	(1)	1	(2)	(1)
New subsidiary undertakings	(1)	-	-	-	(1)
Change in attributable interests	-	(2)	-	-	(2)
Credited to consolidated profit and loss account	(4)	(4)	9	-	1
Charged to equity	-	(3)	-	-	(3)
At 31st December	**(18)**	**(120)**	**25**	**(8)**	**(121)**
2002					
At 1st January					
- as previously reported	(12)	(25)	6	(2)	(33)
- change in accounting policies	3	(74)	-	-	(71)
- as restated	(9)	(99)	6	(2)	(104)
Exchange differences	1	(2)	-	-	(1)
New subsidiary undertakings	(6)	-	1	2	(3)
Change in attributable interests	-	(12)	-	-	(12)
Credited to consolidated profit and loss account	1	1	8	2	12
Charged to equity	-	(2)	-	-	(2)
Subsidiary undertakings disposed of	-	4	-	(8)	(4)
At 31st December	(13)	(110)	15	(6)	(114)

	2003 US$m	2002 US$m
Analysis of net book value:		
Deferred tax assets	**37**	31
Deferred tax liabilities	**(158)**	(145)
	(121)	(114)

* In respect of acquisition of Jardine Cycle & Carriage in 2002 *(refer note 8)*.

14 Deferred Tax Assets/(Liabilities) *(continued)*

Deferred tax balances predominantly comprise non-current items. Deferred tax assets and liabilities are netted when the taxes relate to the same taxation authority and where offsetting is allowed.

Deferred tax assets of US$90 million *(2002: US$93 million)* arising from unused tax losses of US$349 million *(2002: US$420 million)* have not been recognized in the financial statements. Included in the unused tax losses, US$291 million have no expiry date and the balance will expire at various dates up to and including 2023.

Deferred tax liabilities of US$17 million *(2002: US$9 million)* on temporary differences associated with investments in subsidiary undertakings of US$60 million *(2002: US$38 million)* have not been recognized as there is no current intention of remitting the retained earnings to the holding companies.

15 Pension Plans

The Group has a large number of defined benefit pension plans, covering all the main territories in which it operates with the major plans relating to employees in Hong Kong and the United Kingdom. Most of the pension plans are final salary defined benefit plans and are either funded or unfunded. The assets of the funded plans are held independently of the Group's assets in separate trustee administered funds. The Group's major plans are valued by independent actuaries annually using the projected unit credit method.

The amounts recognized in the consolidated balance sheet are as follows:

	2003 US$m	2002 US$m
Fair value of plan assets	592	477
Present value of funded obligations	(619)	(587)
	(27)	(110)
Present value of unfunded obligations	(15)	(14)
Unrecognized actuarial losses	105	199
Unrecognized past service cost	-	1
Net pension assets	63	76
Analysis of net pension assets:		
Pension assets	79	89
Pension liabilities	(16)	(13)
	63	76

15 Pension Plans *(continued)*

	2003 US$m	2002 US$m
Movements for the year:		
At 1st January	76	76
Expense recognized in the consolidated profit and loss account	(40)	(27)
Subsidiary undertakings disposed of	(2)	-
Contributions paid	29	27
At 31st December	63	76

The principal actuarial assumptions used for accounting purposes at 31st December are as follows:

	2003 Weighted average %	2002 Weighted average %
Discount rate applied to pension obligations	5.5	5.7
Expected return on plan assets	6.5	7.1
Future salary increases	4.1	4.8

The amounts recognized in the consolidated profit and loss account are as follows:

	2003 US$m	2002 US$m
Current service cost	26	27
Interest cost	33	34
Expected return on plan assets	(32)	(38)
Net actuarial losses recognized	12	3
Past service cost	-	1
Loss on curtailment and settlement	1	-
	40	27
Actual surplus/(deficit) on plan assets in the year	92	(48)

The above amounts are all recognized in arriving at operating profit and are included in cost of sales, selling and distribution costs and administration expenses.

16 Other Non-current Assets

	2003 US$m	2002 US$m
Hire purchase debtors	1	3
Loans to a minority shareholder of a subsidiary undertaking	13	8
Interest rate swaps and forward foreign exchange contracts	1	1
Other	1	1
	16	13

17 Properties for Sale

	2003 US$m	2002 US$m
Completed properties	12	29
Properties under development	328	256
	340	285

Properties under development are further analysed as follows:

	2003 US$m	2002 US$m
Land and development costs	452	305
Interest capitalized	28	1
Other expenses capitalized	15	1
	495	307
Development profit recognized	40	5
	535	312
Provision for foreseeable losses	(41)	(1)
Progress payments	(166)	(55)
	328	256

18 Stocks and Work in Progress

	2003 US$m	2002 US$m
Stocks	820	888
Contract work in progress	12	6
	832	894

19 Debtors and Prepayments

	2003 US$m	2002 US$m
Trade debtors	294	420
Provision for doubtful debts	(22)	(29)
Trade debtors - net	272	391
Agency debtors	17	15
Prepayments	37	40
Amounts due from associates and joint ventures	81	110
Rental and other deposits	81	68
Forward foreign exchange contracts	2	2
Other	113	158
	603	784

20 Bank Balances and Other Liquid Funds

	2003 US$m	2002 US$m
Deposits with banks and financial institutions	679	1,030
Bank and cash balances	276	243
	955	1,273

Of bank balances and other liquid funds, US$33 million *(2002: US$42 million)* is held on behalf of third parties.

The weighted average interest rate on deposits with banks and financial institutions is 1.1% *(2002: 1.5%)*.

21 Creditors and Accruals

	2003 US$m	2002 US$m
Trade creditors	942	936
Accruals	534	550
Agency creditors	51	58
Amounts due to associates and joint ventures	31	77
Deposits accepted	40	43
Deferred warranty income	17	27
Interest rate swaps and forward foreign exchange contracts	7	7
Other	65	23
	1,687	1,721

22 Borrowings

	2003		2002	
	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m
Current				
- bank overdrafts	15	15	28	28
- other bank advances	240	240	138	138
- other borrowings	9	9	6	6
	264	264	172	172
Current portion of long-term borrowings				
- bank	98	98	213	213
- other	-	-	195	195
	98	98	408	408
	362	362	580	580
Long-term borrowings				
- bank	1,579	1,580	1,444	1,445
- 4.75% Guaranteed Bonds due 2007	502	571	490	540
- 6.375% Guaranteed Bonds due 2011	295	341	295	304
- 6.75% Convertible Bonds due 2005	14	16	14	16
- other	18	18	39	39
	2,408	2,526	2,282	2,344
	2,770	2,888	2,862	2,924

	2003 US$m	2002 US$m
Secured	1,058	1,039
Unsecured	1,712	1,823
	2,770	2,862
Due dates of repayment:		
Within one year	362	580
Between one and two years	146	137
Between two and five years	1,616	1,703
Beyond five years	646	442
	2,770	2,862

22 Borrowings *(continued)*

Currency:	Fixed rate borrowings Weighted average interest rates %	Weighted average period outstanding Years	US$m	Floating rate borrowings US$m	Total US$m
2003					
Euro	5.8	4.7	16	-	16
Hong Kong Dollar	2.7	2.7	327	322	649
Malaysian Ringgit	5.0	2.9	26	82	108
New Taiwan Dollar	2.2	1.6	20	21	41
New Zealand Dollar	5.7	-	-	12	12
Singapore Dollar	1.7	1.1	83	439	522
Swiss Franc	3.2	8.0	15	26	41
United Kingdom Sterling	4.7	2.3	31	204	235
United States Dollar	6.0	6.0	813	321	1,134
Other	5.3	-	-	12	12
			1,331	**1,439**	**2,770**
2002					
Australian Dollar	6.0	2.1	28	50	78
Euro	5.8	5.7	14	-	14
Hong Kong Dollar	4.0	1.8	308	320	628
Malaysian Ringgit	4.7	2.2	13	30	43
New Taiwan Dollar	3.1	0.2	6	21	27
New Zealand Dollar	6.4	-	-	14	14
Singapore Dollar	2.8	1.0	260	274	534
Swiss Franc	4.2	5.8	12	-	12
United Kingdom Sterling	5.1	3.2	29	228	257
United States Dollar	5.5	7.0	801	445	1,246
Other	6.2	-	-	9	9
			1,471	1,391	2,862

All borrowings were within subsidiary undertakings.

The 4.75% Guaranteed Bonds with nominal value of US$550 million due 2007 were issued by a wholly-owned subsidiary undertaking and are guaranteed by the Company. The bonds are exchangeable, at the option of the holders, into shares of common stock of J.P. Morgan Chase on the basis of 15.83 shares for each US$1,000 principal amount of the bonds from 6th September 2001 until 30th August 2007. The bonds will mature on 6th September 2007.

The 6.375% Guaranteed Bonds with nominal value of US$300 million due 2011 were issued by a wholly-owned subsidiary undertaking of Jardine Strategic and are guaranteed by Jardine Strategic. The bonds will mature on 8th November 2011.

The 6.75% Convertible Bonds with nominal value of US$76 million due 2005 were issued by Mandarin Oriental. The bonds are convertible up to and including 23rd February 2005 into fully paid ordinary shares of Mandarin Oriental at a conversion price of US$0.671 per ordinary share. At 31st December 2003, US$61 million *(2002: US$61 million)* of the bonds were held by Jardine Strategic and the carrying amount of US$60 million *(2002: US$59 million)* was netted off the carrying amount of the bonds.

Secured borrowings at 31st December 2003 included US$469 million *(2002: US$371 million)* which were secured against Mandarin Oriental's tangible fixed assets and US$98 million *(2002: US$157 million)* which were secured against Jardine Cycle & Carriage's assets.

The weighted average interest rates and period of fixed rate borrowings are stated after taking into account hedging transactions.

23 Provisions

	Motor vehicle warranties US$m	Closure cost provisions US$m	Obligations under onerous leases US$m	Others US$m	Total US$m
At 1st January 2003	33	9	20	7	69
Exchange differences	4	1	2	-	7
Additional provisions	13	9	1	21	44
Disposals	(13)	-	-	-	(13)
Unused amounts reversed	(7)	(3)	(1)	-	(11)
Utilized	(10)	(4)	(1)	(4)	(19)
At 31st December 2003	**20**	**12**	**21**	**24**	**77**
Current	14	12	15	24	65
Non-current	6	-	6	-	12
	20	**12**	**21**	**24**	**77**

Motor vehicle warranties are estimated liabilities that fall due under the warranty terms offered on sale of new and used vehicles beyond that which is reimbursed by the manufacturers.

Closure cost provisions are established when legal or constructive obligations arise on closure or disposal of businesses.

Provisions are made for obligations under onerous operating leases when the properties are not used by the Group and the net costs of exiting from the leases exceed the economic benefits expected to be received.

Other provisions comprise provisions in respect of indemnities on disposal of businesses, lease dilapidations and legal claims.

24 Other Non-current Liabilities

	2003 US$m	2002 US$m
Conversion option component of 4.75% Guaranteed Bonds	**9**	7
Interest rate swaps and caps	**10**	17
Other creditors due after more than one year	**8**	7
	27	31

25 Segment Information

	Capital expenditure US$m	Segment assets US$m	Segment liabilities US$m
2003			
By business:			
Jardine Pacific	21	620	(426)
Jardine Motors Group	49	481	(242)
Dairy Farm	253	1,303	(859)
Mandarin Oriental	165	1,006	(68)
Jardine Cycle & Carriage	10	1,003	(156)
	498	4,413	(1,751)
Corporate and other interests	-	(28)	(47)
	498	4,385	(1,798)
By geographical area:			
Australasia	3	72	(20)
Continental Europe	89	128	(7)
Hong Kong and Mainland China	56	1,376	(787)
North America	145	413	(110)
Northeast Asia	45	195	(105)
Southeast Asia	121	1,652	(543)
United Kingdom	39	577	(179)
	498	4,413	(1,751)
Corporate and other interests	-	(28)	(47)
	498	4,385	(1,798)
Segment assets/(liabilities)		4,385	(1,798)
Associates and joint ventures		2,793	-
Unallocated assets/(liabilities)		1,699	(2,994)
Total assets/(liabilities)		8,877	(4,792)

25 Segment Information *(continued)*

	Capital expenditure US$m	Segment assets US$m	Segment liabilities US$m
2002			
By business:			
Jardine Pacific	29	757	(486)
Jardine Motors Group	30	502	(227)
Dairy Farm	185	1,079	(746)
Mandarin Oriental	33	821	(59)
Jardine Cycle & Carriage	380	1,206	(211)
	657	4,365	(1,729)
Corporate and other interests	(19)	7	(98)
	638	4,372	(1,827)
By geographical area:			
Australasia	10	218	(39)
Continental Europe	-	30	(3)
Hong Kong and Mainland China	107	1,384	(779)
North America	38	441	(106)
Northeast Asia	16	178	(92)
Southeast Asia	459	1,562	(529)
United Kingdom	27	552	(181)
	657	4,365	(1,729)
Corporate and other interests	(19)	7	(98)
	638	4,372	(1,827)
Segment assets/(liabilities)		4,372	(1,827)
Associates and joint ventures		2,752	-
Unallocated assets/(liabilities)		1,825	(3,066)
Total assets/(liabilities)		8,949	(4,893)

Capital expenditure comprises of additions of goodwill, tangible assets, investment properties and leasehold land payments, including those arising from acquisitions of subsidiary undertakings.

Unallocated assets and liabilities comprise of other investments, tax assets and liabilities, cash and cash equivalents, borrowings and the conversion option component of the Group's 4.75% Guaranteed Bonds.

26 Share Capital

	2003 US$m	2002 US$m
Authorized:		
1,000,000,000 shares of US¢25 each	**250**	250

	Ordinary shares in millions 2003	2002	2003 US$m	2002 US$m
Issued and fully paid:				
At 1st January	**628**	628	**157**	157
Scrip issued in lieu of dividends	**4**	3	**1**	1
Issued under share incentive schemes	**-**	-	**-**	-
Repurchased and cancelled	**(20)**	(3)	**(5)**	(1)
At 31st December	**612**	628	**153**	157
Outstanding under share incentive schemes	**(7)**	(14)	**(2)**	(4)
	605	614	**151**	153

During the year, the Company repurchased 15 million *(2002: 3 million)* ordinary shares from the stock market at a cost of US$119 million *(2002: US$21 million),* which was dealt with by charging US$4 million to share capital, US$6 million to share premium and US$109 million to revenue and other reserves *(2002: US$1 million, US$2 million and US$18 million respectively)*.

On 31st December 2003, the Company repurchased 5 million ordinary shares, representing lapsed options, from the Trustee of the Senior Executive Staff Incentive Schemes at the original consideration of US$33 million, which was dealt with by charging US$1 million to share capital and US$32 million to share premium.

27 Senior Executive Share Incentive Schemes

The Senior Executive Share Incentive Schemes were set up in order to provide selected executives with options to purchase ordinary shares in the Company. Under the Schemes ordinary shares are issued to the Trustee of the Schemes, Clare Investment and Trustee Company Limited, a wholly-owned subsidiary undertaking, which holds the ordinary shares until the options are exercised. Ordinary shares are issued at prices based on the average market price for the five trading days immediately preceding the date of grant of the options, which are exercisable for up to ten years following the date of grant.

As the shares issued under the Schemes are held on trust by a wholly-owned subsidiary undertaking, for presentation purposes they are netted off the Company's share capital in the consolidated balance sheet *(refer note 26)* and the premium attached to them is netted off the share premium account *(refer note 28).*

Movements for the year:

	Ordinary shares in millions 2003	2002	2003 US$m	2002 US$m
At 1st January	**14**	14	**77**	78
Granted	**-**	-	**3**	1
Exercised	**(2)**	-	**(9)**	(2)
Repurchased and cancelled	**(5)**	-	**(33)**	-
At 31st December	**7**	14	**38**	77

The exercise prices of share options exercised during the year were in the range of US$3.2 to US$8.0 *(2002: US$3.2 to US$4.5)* per share.

Outstanding at 31st December:

Expiry date	Exercise price US$	Ordinary shares in millions 2003	2002
2003	3.2 - 7.7	**-**	0.4
2004	3.2 - 10.1	**0.8**	1.0
2005	7.5 - 8.0	**0.4**	0.4
2006	7.2	**0.1**	0.2
2007	7.5 - 7.7	**0.5**	0.9
2008	2.0 - 4.5	**0.3**	0.5
2009	3.2 - 3.3	**1.0**	1.4
2010	3.7 - 5.0	**1.6**	2.1
2011	5.8 - 6.4	**1.5**	1.4
2012	5.8	**0.2**	0.3
2013	5.8	**0.5**	-
Unallocated	3.7	**-**	5.2
		6.9	13.8

28 Share Premium

	2003 US$m	2002 US$m
At 1st January	73	74
Capitalization arising on scrip issued in lieu of dividends	-	-
Arising from shares issued under share incentive schemes	3	1
Repurchase of shares *(refer note 26)*	(38)	(2)
At 31st December	38	73
Outstanding under share incentive schemes	(36)	(73)
	2	-

29 Revenue and Other Reserves

	Revenue reserves US$m	Property revaluation reserves US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2003					
At 1st January					
- as previously reported	2,749	100	(24)	(131)	2,694
- changes in accounting policies	411	3	-	2	416
- as restated	3,160	103	(24)	(129)	3,110
Revaluation of properties					
- net revaluation deficit	-	(10)	-	-	(10)
- deferred tax	-	(1)	-	-	(1)
Revaluation of other investments					
- fair value gain	155	-	-	-	155
- transfer to consolidated profit and loss account on disposal	(4)	-	-	-	(4)
Net exchange translation differences					
- amount arising in year	-	-	-	59	59
- transfer to consolidated profit and loss account	-	-	-	10	10
Cash flow hedges					
- fair value gain	-	-	7	-	7
- transfer to consolidated profit and loss account	-	-	6	-	6
Profit attributable to shareholders	66	-	-	-	66
Dividends *(refer note 30)*	(110)	-	-	-	(110)
Scrip issued in lieu of dividends *(refer note 30)*	22	-	-	-	22
Capitalization arising on scrip issued in lieu of dividends	(1)	-	-	-	(1)
Repurchase of shares *(refer note 26)*	(109)	-	-	-	(109)
Change in attributable interests	(1)	-	-	-	(1)
Transfer	6	-	(6)	-	-
At 31st December	**3,184**	**92**	**(17)**	**(60)**	**3,199**
of which:					
Company	142	-	-	-	142
Associates and joint ventures	330	25	(5)	(1)	349

29 Revenue and Other Reserves *(continued)*

	Revenue reserves US$m	Property revaluation reserves US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2002					
At 1st January					
- as previously reported	2,692	87	(16)	(248)	2,515
- changes in accounting policies	656	-	-	2	658
- as restated	3,348	87	(16)	(246)	3,173
Revaluation of properties					
- net revaluation surplus	-	23	-	-	23
- deferred tax	-	(3)	-	-	(3)
Revaluation of other investments					
- fair value loss	(98)	-	-	-	(98)
- transfer on change in attributable interests	5	-	-	-	5
- transfer to consolidated profit and loss account on disposal	(110)	-	-	-	(110)
Net exchange translation differences					
- amount arising in year	-	-	-	69	69
- transfer to consolidated profit and loss account	-	-	-	46	46
Cash flow hedges					
- fair value loss	-	-	(14)	-	(14)
- transfer to consolidated profit and loss account	-	-	6	-	6
Profit attributable to shareholders	110	-	-	-	110
Dividends *(refer note 30)*	(100)	-	-	-	(100)
Scrip issued in lieu of dividends *(refer note 30)*	21	-	-	-	21
Capitalization arising on scrip issued in lieu of dividends	(1)	-	-	-	(1)
Repurchase of shares *(refer note 26)*	(18)	-	-	-	(18)
Change in attributable interests	1	-	-	-	1
Transfer	2	(4)	-	2	-
At 31st December	3,160	103	(24)	(129)	3,110
of which:					
Company	382	-	-	-	382
Associates and joint ventures	447	30	(13)	(26)	438

Revenue reserves include unrealized net deficit on revaluation of available-for-sale investments of US$62 million *(2002: US$213 million).*

30 Dividends

	2003 US$m	2002 US$m
Final dividend in respect of 2002 of US¢22.20 *(2001: US¢18.70)* per share	136	115
Interim dividend in respect of 2003 of US¢7.80 *(2002: US¢7.80)* per share	48	48
	184	163
Less Company's share of dividends paid on the shares held by subsidiary undertakings	(74)	(63)
	110	100
Shareholders elected to receive scrip in respect of the following:		
Final dividend in respect of previous year	16	15
Interim dividend in respect of current year	6	6
	22	21

A final dividend in respect of 2003 of US¢25.20 *(2002: US¢22.20)* per share amounting to a total of US$152 million *(2002: US$136 million)* is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting. The net amount after deducting the Company's share of the dividends payable on the shares held by subsidiary undertakings of US$62 million *(2002: US$55 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2004.

31 Own Shares Held

Own shares held represent the Company's share of the cost of 313 million *(2002: 313 million)* ordinary shares in the Company held by subsidiary undertakings and are deducted in arriving at shareholders' funds.

32 Outside Interests

	2003 US$m	2002 US$m
By business:		
Dairy Farm	**121**	348
Hongkong Land	**308**	360
Mandarin Oriental	**237**	231
Jardine Cycle & Carriage	**797**	608
Jardine Strategic	**114**	87
Other	**11**	14
	1,588	1,648
Less own shares held attributable to outside interests	**(185)**	(185)
	1,403	1,463
Movements for the year:		
At 1st January		
- as previously reported	**1,275**	760
- changes in accounting policies	**188**	318
- as restated	**1,463**	1,078
Net exchange translation differences		
- amount arising in year	**44**	44
- disposal of businesses	**4**	18
New subsidiary undertakings	**4**	508
Attributable profits less dividends	**(67)**	141
Revaluation of properties		
- net revaluation deficit	**(2)**	(1)
- deferred tax	**(2)**	-
Fair value adjustments*	**8**	-
Fair value gain on financial instruments	**18**	18
Fair value gain transferred to consolidated profit and loss account	**-**	(124)
Deferred tax on fair value gain on financial instruments	**(1)**	-
Capital contribution and change in attributable interests	**(66)**	(219)
At 31st December	**1,403**	1,463

* In respect of acquisition of Jardine Cycle & Carriage in 2002 *(refer note 8)*.

33 Notes to Consolidated Cash Flow Statement

(a) Depreciation and amortization	2003 US$m	2002 US$m
By business:		
Jardine Pacific	29	42
Jardine Motors Group	11	11
Dairy Farm	104	109
Mandarin Oriental	18	16
Jardine Cycle & Carriage	12	2
Corporate and other interests	(2)	(1)
	172	179

(b) Other non-cash items	2003 US$m	2002 US$m
By nature:		
Profit on sale of subsidiary undertakings	(11)	(228)
(Profit)/loss on sale of associates and joint ventures	(6)	3
Profit on sale of other investments	(9)	(48)
Loss on sale of tangible assets	1	13
(Profit)/loss on sale of investment properties	(5)	3
Net gain on disposal of Franklins' assets in Dairy Farm	-	(5)
Deficit on revaluation of properties	27	5
Impairment of assets	3	(30)
Change in provisions	18	21
Write-back of development costs in Mandarin Oriental	-	(5)
Fair value loss on financial instruments	7	-
Fair value loss/(gain) on conversion option component of Guaranteed Bonds	3	(18)
Realization of exchange losses on repatriation of capital from foreign subsidiary undertakings	-	25
	28	(264)
By business:		
Jardine Pacific	(23)	13
Jardine Motors Group	(8)	23
Dairy Farm	8	(216)
Mandarin Oriental	-	(5)
Jardine Cycle & Carriage	40	11
Corporate and other interests	11	(90)
	28	(264)

33 Notes to Consolidated Cash Flow Statement *(continued)*

(c) Decrease in working capital	2003 US$m	2002 US$m
(Increase)/decrease in properties for sale	**(47)**	30
Decrease in stocks and work in progress	**54**	7
Decrease in debtors and prepayments	**121**	98
Increase in creditors and accruals	**19**	-
Increase in pension obligations	**10**	-
	157	135

(d) Purchase of subsidiary undertakings	2003 Total US$m	2002 Total US$m
Tangible assets	**152**	97
Investment properties	**-**	262
Leasehold land payments	**6**	19
Associates and joint ventures	**-**	293
Deferred tax assets	**-**	4
Other non-current assets	**-**	13
Current assets	**41**	770
Current liabilities	**(70)**	(251)
Long-term borrowings	**-**	(364)
Deferred tax liabilities	**(1)**	(7)
Non-current provisions	**-**	(11)
Other non-current liabilities	**-**	(7)
Outside interests	**(4)**	(185)
Fair value at acquisition	**124**	633
Adjustment for outside interests	**-**	(322)
Share of fair value at acquisition	**124**	311
Goodwill attributable to subsidiary undertakings	**64**	21
Total consideration	**188**	332
Adjustment for deferred consideration, and carrying value of associates and joint ventures and other investments	**(33)**	(185)
Cash and cash equivalents of subsidiary undertakings acquired	**(7)**	(66)
Net cash outflow	**148**	81
Payment of deferred consideration	**2**	2
Purchase of shares in Jardine Strategic	**-**	103
Purchase of shares in Dairy Farm	**181**	135
Purchase of shares in Mandarin Oriental	**7**	22
	338	343

Net cash outflow in 2003 of US$148 million included Jardine Motors Group's acquisition of a BMW dealership in North London of US$27 million, Dairy Farm's acquisition of Shop N Save of US$49 million and stores in Taiwan and Malaysia of US$37 million, and Mandarin Oriental's acquisition of an additional 46.3% interest in its Geneva hotel of US$23 million.

Net cash outflow in 2002 of US$81 million included Jardine Strategic's increased interest in Jardine Cycle & Carriage of US$71 million.

The revenue and operating loss in respect of subsidiary undertakings acquired during the year amounted to US$175 million and US$1 million respectively.

33 Notes to Consolidated Cash Flow Statement *(continued)*

(e) Purchase of associates and joint ventures in 2003 included Jardine Strategic's increased interest in Hongkong Land of US$35 million and Jardine Cycle & Carriage's increased interest in Astra of US$135 million. Purchase of associates and joint ventures in 2002 included investment in Mandarin Oriental, New York of US$47 million, and Jardine Strategic's increased interest in Hongkong Land of US$5 million.

(f) Sale of subsidiary undertakings	2003 US$m	2002 US$m
Goodwill	2	1
Tangible assets	41	148
Other investments	-	1
Pension assets	3	-
Deferred tax assets	-	8
Current assets	190	211
Current liabilities	(115)	(153)
Long-term borrowings	(8)	(64)
Deferred tax liabilities	-	(4)
Other non-current liabilities	-	(6)
Outside interests	-	(1)
Net assets disposed of	113	141
Adjustment for investment in associates and joint ventures and other investments	(20)	4
Cumulative exchange translation differences	10	12
Profit on disposal	11	228
Sale proceeds	114	385
Adjustment for deferred consideration	(8)	-
Cash and cash equivalents of subsidiary undertakings disposed of	(6)	(1)
Net cash inflow	100	384

Net cash inflow in 2003 of US$100 million included Jardine Motors Group's sale of its Hawaii motor operations of US$56 million and dealerships in the United Kingdom of US$25 million.

Net cash inflow in 2002 of US$384 million included Jardine Motors Group's sale of its French motor operations of US$73 million and Dairy Farm's sale of Woolworths, New Zealand of US$276 million.

The revenue and operating profit in respect of subsidiary undertakings disposed of during the year amounted to US$660 million and US$6 million respectively.

(g) Sale of associates and joint ventures in 2003 included Jardine Pacific's sale of its interest of UMF Singapore and P.T. Jakarta Land of US$9 million and US$18 million respectively, and a repayment of shareholders' loan from Mandarin Oriental Macau of US$6 million.

(h) Sale of other investments in 2003 included a distribution from Edaran Otomobil Nasional of US$36 million following its asset divestment in 2002. Sale of other investments in 2002 included Jardine Strategic's sale of an investment.

(i) Analysis of balances of cash and cash equivalents	2003 US$m	2002 US$m
Bank balances and other liquid funds *(refer note 20)*	955	1,273
Bank overdrafts *(refer note 22)*	(15)	(28)
	940	1,245

34 Financial Instruments

The Company and its subsidiary undertakings manage their exposure to financial risks using a variety of techniques and instruments. Entering into speculative transactions is specifically prohibited.

Foreign exchange risk

Foreign currency transaction exposures are covered on a consistent basis by forward contracts and options. Foreign exchange contracts are also used to hedge investments in foreign subsidiary undertakings, associates and joint ventures, where the currency concerned is anticipated to be volatile and where the exposure of the Group is material. Consistent with Group policy on covering transactional exposures, the purpose of these hedges is to eliminate the impact of movements in foreign exchange rates on assets and liabilities of the Group.

Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps, caps and options.

Funding risk

The Group's ability to fund its existing and prospective debt requirements is managed by maintaining the availability of adequate committed funding lines from high quality lenders.

Counterparty risk

The Group's ownership of financial assets involves the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

Fair values

The fair value of listed investments is based on market prices. Unlisted investments have been valued by reference to the market prices of the underlying investments and discounted for their lower liquidity or by reference to the current market value of similar investments or by reference to the discounted cash flows of the underlying net assets.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The fair values of debtors, bank balances and other liquid funds, creditors and accruals, current borrowings, and current provisions are assumed to approximate their carrying amount due to the short-term maturities of these assets and liabilities.

The fair value of the conversion option component of the 4.75% Guaranteed Bonds is valued by reference to its credit spread, and the share price and volatility of the underlying J.P. Morgan Chase shares.

The fair values of long-term borrowings are estimated using the expected future payments discounted at market interest rates.

34 Financial Instruments *(continued)*

Derivative financial instruments

The fair values of derivative financial instruments at 31st December are as follows:

	2003		2002	
	Positive fair value	**Negative fair value**	Positive fair value	Negative fair value
Designated as cash flow hedges				
- forward foreign exchange contracts	**2**	**-**	2	1
- interest rate swaps and caps	**1**	**11**	1	23
	3	**11**	3	24
Economic hedges of net investment in foreign entities				
- forward foreign exchange contracts	**-**	**6**	-	-

Forward foreign exchange contracts

The contract amounts of the outstanding forward foreign exchange contracts at 31st December 2003 were US$985 million *(2002: US$622 million).*

Forward foreign exchange contracts which relate to hedges of firm and anticipated commitments mature at various dates over the following three years.

Interest rate swaps and caps

The notional principal amounts of the outstanding interest rate swap and cap contracts at 31st December 2003 were US$635 million *(2002: US$919 million).*

The due dates of interest rate swaps and caps at 31st December were as follows:

	2003 US$m	2002 US$m
Within one year	**101**	415
Between one and five years	**424**	460
Beyond five years	**110**	44
	635	919

At 31st December 2003, the fixed interest rates relating to interest rate swaps vary from 1.1% to 6.9% *(2002: 2.6% to 8.5%)*.

35 Commitments

	2003 US$m	2002 US$m
Capital commitments:		
Authorized not contracted	70	187
Contracted not provided	35	11
	105	198
Operating lease commitments:		
Total commitments under operating leases		
- due within one year	300	289
- due between one and five years	485	476
- due beyond five years	585	608
	1,370	1,373

Total future sublease payments receivable relating to the above operating leases amounted to US$10 million *(2002: US$11 million).*

In addition, the Group has operating lease commitments with rentals determined in relation to sales. It is not possible to quantify accurately future rentals payable under such leases.

36 Contingent Liabilities

	2003 US$m	2002 US$m
Guarantees in respect of facilities made available to associates and joint ventures	70	116

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

37 Related Party Transactions

In the normal course of business the Group undertakes a wide variety of transactions with certain of its associates and joint ventures. The more significant of such transactions are described below.

The Group rents property from Hongkong Land. The gross annual rentals paid by the Group in 2003 to Hongkong Land were US$3 million *(2002: US$4 million)*. The Group provided property services to Hongkong Land in 2003 in aggregate amounting to US$20 million *(2002: US$21 million)*.

In September 2003, Jardine Pacific disposed of its 25% interest in P.T. Jakarta Land to Hongkong Land for a consideration of US$18 million.

Amounts of outstanding balances with associates and joint ventures are included in associates and joint ventures, debtors and prepayments, and creditors and accruals, as appropriate *(refer notes 12, 19 and 21)*.

Details of Directors' remuneration are shown on page [ ].

38 Summarized Balance Sheet of the Company

Included below is certain summarized balance sheet information of the Company disclosed in accordance with Bermuda law.

	2003 US$m	2002 US$m
Subsidiary undertakings	**338**	616
Net current liabilities	**(5)**	(4)
Net operating assets	**333**	612
Share capital *(refer note 26)*	**153**	157
Share premium *(refer note 28)*	**38**	73
Revenue and other reserves *(refer note 29)*	**142**	382
Shareholders' funds	**333**	612

Subsidiary undertakings are shown at cost less amounts provided.

39 Principal Subsidiary Undertakings and Associates

The principal subsidiary undertakings and associates of the Group at 31st December 2003 are set out below.

	Country of incorporation	Particulars of issued capital and debt securities			Attributable interests 2003 %	2002 %	Nature of business
Dairy Farm International Holdings Ltd	Bermuda	USD	74,789,395	ordinary	**61**	55	Supermarkets, hypermarkets, convenience stores, health and beauty stores, home furnishings stores and restaurants
Hongkong Land Holdings Ltd*	Bermuda	USD	229,522,629	ordinary	**33**	32	Property development & investment, leasing & management and infrastructure investment
		USD	600,000,000	bonds due 2011	-	-	
Jardine Cycle & Carriage Ltd	Singapore	SGD	328,226,284	ordinary	**42**	39	Motor distribution; property development & investment; and a 37% interest in PT Astra International Tbk
Jardine Lloyd Thompson Group plc*	England	GBP	10,074,778	ordinary	**32**	32	Insurance broking
Jardine Matheson Ltd	Bermuda	USD	12,000	ordinary	**100**	100	Group management
Jardine Motors Group Holdings Ltd	Bermuda	USD	8,947,702	ordinary	**100**	100	Motor distribution
Jardine Pacific Holdings Ltd	Bermuda	USD	62,500,000	ordinary	**100**	100	Marketing & distribution, engineering & construction, aviation & shipping services and property & financial services
Jardine Strategic Holdings Ltd	Bermuda	USD	52,362,850	ordinary	**79**	79	Holding
		USD	300,000,000	guarantee bonds due 2011	-	-	
Mandarin Oriental International Ltd	Bermuda	USD	43,844,408	ordinary	**58**	56	Hotel management & ownership
		USD	75,865,000	convertible bonds due 2005	**63**	63	
Matheson & Co., Ltd	England	GBP	20,000,000	ordinary	**100**	100	Holding and management

Attributable interests represent the proportional holdings of the Company, held directly or through its subsidiary undertakings, in the issued share capitals of the respective subsidiary undertakings and associates, after the deduction of any shares held by the trustees of the employee share option schemes of any such company and any shares in any such company owned by its wholly-owned subsidiary undertakings.

* Associates. All other companies are subsidiary undertakings.